SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 23, 2006

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following three documents, which appear immediately following this page:

•	Invitation to Annual General Meeting

•	Additional Information for US Shareholders

•	Annual Review 2005

• Proxy Card

Invitation to the
Annual General Meeting of UBS AG

Wednesday, 19 April 2006, 2.30 p.m.
(Doors open at 1.30 p.m.)

St. Jakobshalle, Brüglingerstrasse 21, Basel

Agenda

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2005 Reports of the Group and Statutory Auditors

2.	Allocation of Retained Earnings Dividend for Financial Year 2005

3.	Discharge of the members of the Board of Directors and the Group Executive Board

4.	Elections
4.1.	Re-election of Board Members
4.1.1.	Rolf A. Meyer
4.1.2.	Ernesto Bertarelli
4.2.	Election of new Board Members
4.2.1.	Gabrielle Kaufmann-Kohler
4.2.2.	Joerg Wolle
4.3.	Election of the Group and Statutory Auditors
4.4.	Election of the Special Auditors

5.	Capital Reduction, Share Buyback Program, Par Value Repayment and Share Split
5.1.	Cancellation of Shares Repurchased under the 2005 / 2006 Share Buyback Program
5.2.	Approval of New Share Buyback Program for 2006 / 2007
5.3.	One-time Payout in the Form of a Par Value Repayment
5.4.	Share Split
5.5.	Amendments to the Articles of Association
5.5.1.	Amendments to Article 4 para. 1 and Article 4a of the Articles of Association
5.5.2.	Reduction of the Threshold Value for Agenda Item Requests (Article 12 para. 1 of the Articles of Association)

6.	Creation of Conditional Capital Approval of Article 4a para. 2 of the Articles of Association

Annual General Meeting of UBS AG, 19 April 2006

Introduction

Requests for the inclusion of items on the agenda

On 3 February 2006, UBS published a notice in various Swiss and international newspapers as well as on its Internet website at www.ubs.com/shareholder-meeting, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 24 February 2006. No such requests were submitted.

Call to register claims

The capital reduction to be achieved by means of cancellation of repurchased shares (Agenda Item 5.1) and the par value repayment (Agenda Item 5.3) may only take place after the expiration of the period during which creditors may request satisfaction or security by filing their claims, in accordance with Article 733 of the Swiss Code of Obligations. Notice to the creditors will be published in the Swiss Commercial Gazette after the Annual General Meeting. Claims may then be registered during a two-month period. Also required for the capital reduction is a report by the Statutory Auditors confirming that even after the capital reduction, creditors’ claims will remain fully covered and the liquidity of the Bank secured. Accordingly, the Statutory Auditors’ report as of 31 December 2005 has been provided.

Organizational Issues

Admission Cards for the Annual General Meeting

Shareholders listed in the Share Register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 12 April 2006: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders listed in the Share Register in the United States may request their admission cards, in writing, at the following address until 12 April, 2006:
Mellon Investor Services, Proxy Processing, P.O. Box 3510,
S. Hackensack, NJ 07606-9210.

Previously issued admission tickets will become invalid if the corresponding shares are sold prior to the Annual General Meeting. These cards will be recalled if the Share Register is informed of the sale.

Representation at the Annual General Meeting

Shareholders may be represented at the Annual General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Annual General Meeting. In addition, every shareholder has the option of having his / her shares represented at the Annual General Meeting by
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy
–	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), P.O. Box 1156, CH-8021 Zurich as an independent proxy.

Zurich and Basel, 3 March 2006

UBS AG
For the Board of Directors:

Marcel Ospel, Chairman

3

Annual General Meeting of UBS AG, 19 April 2006

Item 1

Annual Report, Group and Parent Company Accounts for Financial Year 2005
Reports of the Group and Statutory Auditors

A. Motion

The Board of Directors proposes that the Report on the Financial Year 2005 and the Group and Parent Company Accounts for 2005 be approved.

B. Explanations

The reports of the Board of Directors and the Group Executive Board on the financial year 2005 are contained in the “Financial Report”. Additional information on the strategy, organization and activities of the Group and the Business Groups, as well as on risk management and control may be found in the “Handbook 2005 / 2006”. The Handbook also contains comprehensive information relating to corporate governance as required by the SWX Swiss Exchange Directive, including the report on senior executive compensation. Shareholders may order copies of these publications, which are also available on the Internet at www.ubs.com / investors. Shareholders registered in the Share Register in Switzerland will receive these publications as per their individual orders . Shareholders in the USA, who are registered with Mellon Investor Services will receive a copy of the Annual Review, which contains the most important information relating to performance in 2005.

The Group income statement shows a total operating income of CHF 50,975 million and total operating expenses of CHF 37,926 million, resulting in an operating profit from continuing operations before tax of CHF 13,049 million and a net profit attributable to UBS shareholders of CHF 14,029 million. The Financial Businesses (excluding Industrial Holdings) achieved a net profit attributable to UBS shareholders of CHF 13,517 million. Total consolidated assets increased by CHF 323.2 billion to reach a new total of CHF 2,060.3 billion. Equity attributable to UBS shareholders totalled CHF 44.3 billion.

Parent Company net profit was CHF 13,497 million. Total operating income of CHF 26,462 million and total operating expenses of CHF 15,112 million resulted in an operating profit of CHF 11,350 million. Depreciations, write-offs and provisions amounted to CHF 1,292 million, extraordinary income to CHF 5,274 million, and taxes to CHF 1,835 million.

In its reports to the Annual General Meeting, Ernst & Young Ltd., as Group and Statutory Auditors, recommended without qualification that the Group and Parent Company Accounts be approved. The Group Auditors confirm that in their opinion the Group Financial Statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS) and that they comply with Swiss law. With respect to the Parent Company, the Statutory Auditors confirm that the accounting records and financial statements and the proposal of the Board of Directors relating to the proposed appropriation of available earnings comply with Swiss law and with the Articles of Association of UBS AG.

4

Item 2

Allocation of Retained Earnings
Dividend for Financial Year 2005

A. Motion

The Board of Directors proposes that the Parent Company profit be appropriated as follows:

Profit for the financial year 2005 as per the income statement	CHF 13,497 million

Appropriation to general statutory reserves	CHF 334 million
Proposed dividends	CHF 3,375 million
Appropriation to other reserves	CHF 9,788 million

Total appropriation	CHF 13,497 million

The Board of Directors proposes distribution of a gross dividend of CHF 3.20 per share. Treasury shares held by UBS AG on the record date are not entitled to dividends.

B. Explanations

The proposal of the Board of Directors to distribute a gross dividend of CHF 3.20 per share, an increase of 7% from the previous year, reflects the excellent financial results achieved in 2005 and the firm’s policy of returning excess capital to its shareholders. The proposal is also an indication of the Board of Directors’ and the Group Executive Board’s confidence in the future of UBS. In addition to the proposed dividend, the Board of Directors proposes under Agenda Item 5.3 a par value repayment in the amount of CHF 0.60.

Provided that the proposal of the Board of Directors is approved, on 24 April 2006 a distribution of CHF 2.08 per share (after deduction of 35% Swiss withholding tax) will be made to all shareholders on record as of 19 April 2006. The shares will be traded ex dividend on 20 April 2006.

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board

Motion

The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2005 be approved.

5

Annual General Meeting of UBS AG, 19 April 2006

Item 4

Elections

4.1. Re-election of Board Members

4.1.1. Re-election of Rolf A. Meyer

A. Motion

The Board of Directors proposes that Rolf A. Meyer be re-elected for an additional three-year term of office.

B. Explanations

The term of office of Rolf A. Meyer expires at the 2006 Annual General Meeting. He is prepared to stand for re-election.

Rolf A. Meyer (1943) was elected to the Board of Directors at the 1998 Annual General Meeting. He has chaired the Compensation Committee since 2001 and has been a member of the Audit Committee since 2002. Rolf A. Meyer was President and CEO of Ciba Specialty Chemicals Holding AG until November 2000. Since then he is a member of various boards.

A more detailed CV may be found in the “Annual Review 2005” as well as on the Internet under www.ubs.com/boards.

4.1.2. Re-election of Ernesto Bertarelli

A. Motion

The Board of Directors proposes that Ernesto Bertarelli be re-elected for an additional three-year term of office.

B. Explanations

The term of office of Ernesto Bertarelli expires at the 2006 Annual General Meeting. He is prepared to stand for re-election.

Ernesto Bertarelli (1965) was elected to the Board of Directors at the 2002 Annual General Meeting and has been a member of the Nominating Committee since 2005. Since 1996 he has been CEO of Serono International SA, Geneva, where he has worked since 1985.

A more detailed CV may be found in the “Annual Review 2005” as well as on the Internet under www.ubs.com/boards.

4.2. Election of new Board Members

The term of office of Peter Böckli, who has been non-executive Vice-Chairman of the Board of Directors since 2002, expires at the 2006 Annual General Meeting. As he will be reaching retirement age in 2006, he will not be standing for re-election.

4.2.1. Election of Gabrielle Kaufmann-Kohler

A. Motion

The Board of Directors proposes that Gabrielle Kaufmann-Kohler be elected to the Board of Directors as a non-executive member for a three-year term of office.

B. Explanations

Gabrielle Kaufmann-Kohler (1952) has been a partner at the law firm Schellenberg Wittmer and a professor of international private law at the University of Geneva since 1996. From 1985 to 1995 she was a partner at the law firm Baker & McKenzie. She is a member of the Geneva Bar (since 1976) and of the New York State Bar (since 1981) and is known worldwide for her expertise in international arbitration. She has participated in over 120 international arbitrations over the course of her career. In addition to her membership in numerous international committees, she is the honorary president of the Swiss Arbitration Association. Gabrielle Kaufmann-Kohler completed her legal studies at the University of Basel in 1977 and received her doctorate from the same institution in 1979. She is a Swiss citizen.

4.2.2. Election of Joerg Wolle

A. Motion

The Board of Directors proposes that Joerg Wolle be elected to the Board of Directors as a non-executive member for a three-year term of office.

B. Explanations

Joerg Wolle (1957) was appointed Chairman and CEO of DSKH Holding Ltd. in 2002. DSKH is a Swiss-based services group that was established pursuant to the merger of Diethelm Keller Services Asia and SiberHegner. Joerg Wolle worked for SiberHegner in various capacities beginning in 1991. He spent his first four years in Asia as the Director of Marketing and Sales, and came to Switzerland in 1995 as a member of the executive management. From 2000 until the merger with Diethelm Keller in 2002, he was Chairman and CEO of SiberHegner Holding AG. Joerg Wolle completed his studies in engineering in 1983 and received his doctorate in 1987 from the Technical University of Chemnitz in Germany. Joerg Wolle is a German citizen.

In addition to his professional responsibilities, Joerg Wolle serves as President of the Swiss-Chinese Chamber of Commerce.

6

4.3. Election of the Group and Statutory Auditors

A. Motion

The Board of Directors proposes that Ernst & Young Ltd., Basel, be re-elected for a one-year term of office as Group and Statutory Auditors.

B. Explanations

Upon the recommendation of the Audit Committee of the Board of Directors, it is proposed that Ernst & Young Ltd., Basel, be re-elected for a further one-year term of office as Group and Statutory Auditors. Ernst & Young Ltd. have confirmed to the Audit Committee that they possess the level of independence required to take on this role and that their independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the Audit Committee. Ernst & Young Ltd. further confirms that they did not provide any services for UBS prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor.

Ernst & Young Ltd. have been responsible for UBS AG audits since the merger in 1998. Further information concerning the independence of the auditors, the costs of the audit, and the lead auditors is available in the “Handbook 2005 / 2006.”

4.4. Election of the Special Auditors

A. Motion

The Board of Directors proposes that BDO Visura, Zurich, be elected for a three-year term of office as Special Auditors.

B. Explanations

Upon the recommendation of the Audit Committee of the Board, it is proposed that BDO Visura, Zurich be elected for a further three-year term of office as Special Auditors. In accordance with Article 31 para. 3 of the Articles of Association, Special Auditors are responsible for providing the legally required opinions in cases of capital increases. Pursuant to SEC regulations intended to guarantee independent audits, such opinions may not be provided by the principal auditors.

7

Annual General Meeting of UBS AG, 19 April 2006

Item 5

Capital Reduction, Share Buyback Program,
Par Value Repayment and Share Split

5.1. Cancellation of Shares Repurchased under the 2005 / 2006 Share Buyback Program

A. Motion

The Board of Directors proposes that the 37,100,000 shares repurchased under the buyback program that was approved by the 2005 Annual General Meeting be cancelled and that, as a result, the share capital of UBS AG be reduced by CHF 29,680,000.00.

Article 4 para. 1 of the Articles of Association shall be amended accordingly.

B. Explanations

The Annual General Meeting on 21 April 2005, authorized the Board of Directors to buy back a maximum of CHF 5 billion worth of UBS shares via a second trading line on virt-x, in order to subsequently cancel them. As of 7 March 2006, 37 100 000 shares, with an overall market value of CHF 4,026,420,553, had been repurchased. The average purchase price was CHF 108.53 per share. The value of the shares repurchased under the program was less than the maximum value authorized by the Annual General Meeting.

The Board of Directors now proposes that the Annual General Meeting approve the cancellation of the 37,100,000 repurchased shares and that the share capital in Article 4 para. 1 of the Articles of Association be reduced accordingly.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report prepared for the Annual General Meeting that, as of 31 December 2005, the claims of creditors would be covered and the liquidity of the Bank assured even with the proposed reduction in capital.

5.2. Approval of a New Share Buyback Program for 2006 / 2007

A. Motion

The Board of Directors proposes approval of the following resolution:

“The Board of Directors is hereby authorized to buy back a maximum amount of CHF 5 billion in UBS shares via a second trading line on virt-x. These shares are to be cancelled definitively and are thus not subject to the 10% threshold for UBS’s ‘own shares’ within the meaning of Article 659 of the Swiss Code of Obligations. The necessary amendment of the Articles of Association (reduction of share capital) shall be submitted to the Annual General Meeting in 2007 for approval.”

B. Explanations

In order to ensure the most efficient capital management, the future repurchasing of shares for cancellation is advisable, to the extent that the capitalization of the Bank so permits. The Board of Directors thus proposes that the Annual General Meeting authorize the repurchase of a maximum value of CHF 5 billion in UBS shares. This new buyback program for 2006 / 2007 was announced on 14 February 2006.

The Board of Directors has again decided to proceed in two stages, with the shareholders voting on the general issue at the first Annual General Meeting and deciding on the definitive cancellation of the shares at the following Annual General Meeting. The benefit of this procedure is that by obtaining shareholders’ approval for the future cancellation of the repurchased shares, these shares no longer fall under the statutory limit of Swiss Company Law which prohibits companies from holding more than 10% of their own shares. The proposed procedure thus provides the Company with greater flexibility, which is in the interests of efficient capital management and of the ongoing trading activities of the Bank.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report prepared for the Board of Directors that, from today’s point of view, the claims of creditors would be covered and the liquidity of the bank assured even with this proposed additional reduction in capital.

8

5.3. One-time Payout in the Form of a Par Value Repayment

A. Motion

The Board of Directors proposes that, in addition to the distribution of a dividend, a par value repayment in the amount of CHF 0.60 per share be made for the year 2005.

Article 4 para. 1 and Article 4a of the Articles of Association shall be amended accordingly.

B. Explanations

As a result of the sale of UBS AG’s private banks and GAM (SBC Wealth Management Group) to Julius Bär in 2005, UBS AG made an extraordinary post-tax profit of approximately CHF 3,7 billion. By means of a unique tax-favored payout, UBS shareholders will further share these profits, in addition to the already increased dividend of CHF 3.20 pursuant to Agenda Item 2. The Board of Directors therefore proposes that a repayment of CHF 0.60 per share be made to shareholders by means of a reduction in the par value from CHF 0.80 to 0.20 for all registered shares. This payout will not be subject to the 35% federal withholding tax and private individuals in Switzerland will not be subject to the Swiss personal income tax. Subject to the approval by the shareholders and the entry of the two capital reductions in the Commercial Register, the payout will be made on 12 July 2006, to those shareholders in possession of UBS shares on 7 July 2006.

5.4. Share Split

A. Motion

The Board of Directors proposes that upon completion of the capital reduction and the par value repayment, the par value of the shares be split at a 1:2 ratio and that the number of shares be increased accordingly.

Article 4 para. 1 and Article 4a of the Articles of Association shall be amended accordingly.

B. Explanations

Following the proposed 1:2 split, the UBS share will have a par value of CHF 0.10 and a market value more in line with that of its global peer group. A lower market value will enhance the tradability and liquidity of the stock.

9

Annual General Meeting of UBS AG, 19 April 2006

5.5. Amendments to the Articles of Association

5.5.1. Amendments to Art. 4 para. 1 and Art. 4a of the Articles of Association

A. Motion

To the extent that the Annual General Meeting approves the proposals of the Board of Directors set forth in Agenda Items 5.1, 5.3, and 5.4, the Board of Directors proposes that Article 4 para. 1 and Article 4a of the Articles of Association be amended as follows:

Article 4

1
The share capital of the Corporation is CHF 210,306,504.40 (two hundred and ten million, three hundred and six thousand, five hundred and four Swiss francs and forty centimes), divided into 2,103,065,044 registered shares with a par value of CHF 0.10 each. The share capital is fully paid up.

Article 4a

Employee stock ownership plan of Paine Webber Group Inc., New York (“Paine Webber”)
The share capital will be increased, under exclusion of shareholders’ pre-emptive rights, by a maximum of CHF 364,700.20, corresponding to a maximum of 3,647,002 registered shares of CHF 0.10 par value each (which must be fully paid up) through the exercise of option rights granted to the employees of PaineWebber, which were rolled over according to the merger agreement of 12 July 2000. The subscription ratio, time limits and further details were determined by PaineWebber and taken over by UBS AG. The purchase of shares through the exercise of option rights as well as any subsequent transfer of the shares are subject to the registration restrictions set out in Article 5 of these Articles of Association.

B. Explanations

The amended Article 4 para. 1 and Article 4a of the Articles of Association are the result of the proposals set forth in Agenda Items 5.1, 5.3, and 5.4, namely:

1.	The reduction of capital by means of the par value repayment to the shareholders in an amount of CHF 630,919,513.20;
2.	The share split at a 1:2 ratio; and
3.	The reduction of capital in the amount of CHF 29,680,000.00 by means of a cancellation of the shares repurchased via a second trading line (for Article 4 para. 1 of the Articles of Association only).

In the event that the shareholders should reject certain of the proposals set forth in Agenda Items 5.1, 5.3, or 5.4, Article 4 para.1 and Article 4a of the Articles of Association will be amended accordingly. Should all the proposals of the Board of Directors set forth in Agenda Items 5.1, 5.3, and 5.4 be approved, then the amendments to the Articles of Association approved in Agenda Item 5.5 will only be entered into the Commercial Register after the completion of the reduction in capital and par value payout pursuant to Agenda Item 5.1 and 5.3 (i.e. after the two month waiting period required by law).

5.5.2. Reduction of the Threshold Value for Agenda Item Requests (Article 12 para. 1 of the Articles of Association)

A. Motion

To the extent that the Annual General Meeting approves the Board of Directors’ proposal set forth in Agenda Item 5.3, the Board of Directors proposes that Article 12 para. 1 of the Articles of Association be amended as follows:

Article 12

1
Shareholders representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.

B. Explanations

To the extent that the Annual General Meeting approves the par value payout as proposed by the Board of Directors in Agenda Item 5.3, the threshold value for the submission of agenda item requests should be reduced as well. The reduction shall be proportional to the reduction in share capital, so that 312,500 registered shares (625,000 registered shares after the share split) continue to be entitled to demand the inclusion of an item on the agenda. Through this measure, the Board of Directors seeks to ensure that the rights of shareholders are not reduced as a result of the par value reduction.

The amended Article 12 para. 1 of the Articles of Association will be entered into the Commercial Register at the same time as the approved par value payout set forth in Agenda Item 5.3.

10

Item 6

Creation of Conditional Capital

A. Motion

The Board of Directors proposes the creation of conditional capital in a maximum amount of CHF 15,000,000 by means of the following addition to the Articles of Association.

The current Article 4a of the Articles of Association will be renamed Article 4a para. 1 of the Articles of Association.

Article 4a para. 2 (new)
Employee participation plan UBS AG
The share capital may be increased by a maximum of CHF 15,000,000 through the issuance of a maximum of 150,000,000 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Boards of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its Compensation Committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

B. Explanations

For the past two years, UBS AG has issued approximately 25,000,000 options per year to employees and members of the Board of Directors in order to enhance their identification with the Corporation. UBS AG will continue the targeted use of options, as a long-term incentive and as a means to motivate employees to invest further in UBS shares. As a rule, the allocation of options is the responsibility of the Compensation Committee of the Board of Directors. The Compensation Committee sets the strike price in a way that it is equal to or higher (namely for the top management) than the share price of the registered shares at grant date of the options. As of 1 January 2005, the costs of the allocated options are registered as personnel expenditures in UBS’s income statement. Until now, these options were serviced with treasury shares. The creation of conditional capital increases UBS’s flexibility to manage its capital. The conditional capital will be used for future issuances of options.

The new Article 4a para. 2 of the Articles of Association shall be recorded in the Commercial Register together with the amendments to the Articles of Association approved under Agenda Item 5.5. In the event that the shareholders reject individual proposals of the Board of Directors as set forth in Agenda Items 5.3 or 5.4, Article 4a para. 2 of the Articles of Association will be amended accordingly.

11

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com

21 March 2006

Annual General Meeting of UBS AG on 19 April 2006
St. Jakobshalle, Basel, at 2.30 p.m.

Dear Shareholder

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return enclosure 1 to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.

We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.

If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.

We are pleased to enclose a copy of our illustrated Annual Review 2005 and Additional Information for our US Shareholders. The detailed Financial Report for 2005, the Handbook 2005/2006 and 2005 Form 20F (upon filing) can be requested using enclosure 2. They are also available on the internet at: www.ubs.com/investors.

Sincerely yours,

UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG on
19 April 2006

Enclosure 1

Request for an Admission Card

Registered shareholder with voting rights

I/we request UBS AG to issue an admission card for the Annual General Meeting on 19 April 2006, made out to:

	☐	my/our name	Family name

	☐	my/our proxy	Given name

Address

City / State

Postal code

and to send it to:

	☐	my/our address

	☐	my/our proxy

Date			Signature

Please reply by 12 April 2006

Annual General Meeting of UBS AG on
19 April 2006

Enclosure 2

Request for Special Reports

Financial Report 2005 (approx. 240 pages) containing our audited financial statements and accompanying detailed analysis. Upon request available in:

☐ English	☐ German

Handbook 2005/2006 (approx. 160 pages) containing additional information on strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control. The document also contains the Information relating to Corporate Governance required by the SWX Swiss Exchange Directive. Upon request available in:

☐ English	☐ German

Compensation Report 2005 (excerpt from the Handbook 2005/2006, 12 pages) containing comprehensive information on the compensation policy of UBS, on senior executive compensation, shareholdings and options. Upon request available in:

☐ English	☐ German

2005 Form 20F (approx. 470 pages) containing the Financial Report 2005, the Handbook 2005/2006 and additional information pursuant to the requirements of the US Securities and Exchange Commission.
Available (upon filing) in:

☐ English

Please send the reports to:

Name

Address

City / State

Postal code

Please send this questionnaire by mail to:

Mellon Investor Services LLC
Monty Harry
480 Washington Boulevard
Jersey City, NJ 07310

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com

21 March 2006

Annual General Meeting of UBS AG on 19 April 2006
St. Jakobshalle, Basel, at 2.30 p.m.

Dear Shareholder

On behalf of our Board of Directors, we would like to advise you of the forthcoming Annual General Meeting of Shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Annual General Meeting.

For your information we are sending you the agenda of the Meeting together with a copy of our Annual Review 2005, which provides an abridged overview of the Group’s financial results and business development for the year. We also include Additional Information for our US Shareholders. The detailed Financial Report for 2005, the Handbook 2005/2006 and the 2005 Form 20F (upon filing) can be requested using the enclosure. They are also available on the internet at: www.ubs.com/investors.

Sincerely yours,

UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of
UBS AG on 19 April 2006

Enclosure

Request for Special Reports

Financial Report 2005 (approx. 240 pages) containing our audited financial statements and accompanying detailed analysis. Upon request available in:

☐ English	☐ German

Handbook 2005/2006 (approx. 160 pages) containing additional information on strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control. The document also contains the Information relating to Corporate Governance required by the SWX Swiss Exchange Directive. Upon request available in:

☐ English	☐ German

Compensation Report 2005 (excerpt from the Handbook 2005/2006, 12 pages) containing comprehensive information on the compensation policy of UBS, on senior executive compensation, shareholdings and options. Upon request available in:

☐ English	☐ German

2005 Form 20F (approx. 470 pages) containing the Financial Report 2005, the Handbook 2005/2006 and additional information pursuant to the requirements of the US Securities and Exchange Commission.
Available (upon filing) in:

☐ English

Please send the reports to:

Name

Address

City / State

Postal code

Please send this questionnaire by mail to:
Mellon Investor Services LLC
Monty Harry
480 Washington Boulevard
Jersey City, NJ 07310

On the cover
“It is also about how we treat each other in the firm.”
What “You & Us” means to Shenae Smith, who works for us in New Jersey.

Contents

2	Letter to shareholders

4	Living “You & Us”
6	Powerful yet close
12	More than a job
16	Understanding the client
22	Part of the whole

26	2005 Report
26	Year in review
28	Corporate governance
34	UBS financial highlights
36	UBS results
40	UBS performance indicators
42	Financial businesses results
44	Global Wealth Management & Business Banking
46	Global Asset Management
48	Investment Bank
50	Industrial Holdings

51	Sources of information
52	Contacts

Dear Shareholders,

Success in the financial services industry depends on the expertise and talent of human beings. That is why this year, our best ever, the Annual Review is about employees. The pages that follow show you how we work, giving you an idea of the spirit and commitment of the people that make up today’s UBS.

Last year was an excellent one for our industry as well as UBS. Although markets helped, we believe our strong performance also reflects UBS’s sustainable earnings power. In 2005, we took a number of important steps. We integrated our global wealth management business by bringing our US, Swiss and international units, along with our Swiss corporate and retail banking, into one Business Group. Last summer, we also announced our plan to launch a new alternative investment management business – Dillon Read Capital Management. This new business will meet increasing client demand for long-term alternative investment opportunities. We have passed some important strategic milestones in China. We have agreed to develop Chinese investment banking and securities products with the Bank of China and have received the approval of China’s State Council for a proposal to restructure Beijing Securities, together with Beijing SASAC (State-owned Assets Supervision and Administration Commission) and the International Finance Corporation (IFC).

We also signed agreements to sell our 55.6% stake in Motor-Columbus to a Swiss-led consortium for CHF 1.3 billion, which – at closure – is anticipated to result in a gain for UBS of around CHF 350 million. In December, we completed the sale of Private Banks & GAM to Julius Baer, resulting in a net gain of CHF 3,705 million.

Attributable profit from continuing operations in our financial businesses in 2005 was CHF 9,442 million, up 18% from a year earlier (pre-goodwill). When the operating result and sale proceeds of Private Banks & GAM are included, along with the contribution of industrial holdings, net profit attributable to UBS shareholders was CHF 14,029 million.

All core financial businesses recorded a stronger performance in 2005. Our wealth and asset management businesses, in particular, had excellent years. The net new money inflow (excluding Private Banks & GAM) was CHF 148 billion. This, along with rising markets, drove invested assets up 25% on the year and, in turn, strengthened our asset-based fees. Revenues from advising corporate and institutional clients also rose to a record high. This reflected strong capital market activity in 2005 – with our Investment Bank continuing to establish itself as a preferred partner for many major corporations and institutional investors. Buoyant markets, particu-

larly in the second half of the year, pushed trading revenues up. Profits were also helped by another year of credit-loss recoveries.

At the same time, costs were kept under control. Overall, expenses increased less than revenues, and our financial businesses finished the year with a cost / income ratio of 70.1% for 2005. Pre-goodwill, the ratio improved by 1.3 percentage points from a year earlier. We were also, as in previous years, disciplined in our use of capital. Return on equity from continuing operations was a strong 27.6% in 2005 while earnings per share rose 22% from 2004.

Our approach to deploying our earnings is unchanged – they should mainly be reinvested for growth. This can be through investments in employees and teams or in strategic projects, or through bolt-on acquisitions. After this, we intend to continue to return any excess capital to you, our shareholders, through both dividends and share buybacks. The Board of Directors is recommending a total payout of CHF 3.80 per share to the Annual General Meeting (AGM). The payout comprises a regular dividend of CHF 3.20, up 7% from a year earlier, plus a one-time par value repayment of CHF 0.60 per share, partly reflecting the gain realized from the sale of Private Banks & GAM.

We are optimistic about the outlook for UBS – for 2006 and beyond. We are also extremely proud of recently being named overall winner and financial industry leader in the Financial Times “Best of European Business” awards. According to the newspaper, we “won over the jury with asset growth and a focus on value, including share buyback programs” as well as our overall strategy. We believe the awards are recognition of our strong competitive position in all our priority businesses, and growth in our chosen areas of focus –among them European wealth management, alternative investments, investment banking, prime brokerage and all business lines in Asia Pacific. These are becoming major revenue contributors, allowing us to invest in other opportunities that fit our strategy. This will help us sustain growth and remain attractive to clients, employees and investors well into the future.

21 March 2006

Marcel Ospel
Chairman
Peter Wuffli
Chief Executive Officer

Living “You & Us”

Our “You & Us” tagline has appeared in countless television, print, radio and internet commercials around the world. People see it and remember it. We believe this is because it is not just another ingenious advertising catchphrase – rather it captures our belief in what we do and how we work.

That is why, for this year’s Annual Review, we asked our employees what “You & Us” means to them. After all, it is only through them that the phrase has any kind of significance. We believe their answers, which appear throughout this Annual Review, give it extra meaning, and provide a deeper understanding of UBS.

Powerful yet close

“The client was very impressed.”

When clients walk through the door at UBS they are typically aware of a small part of the firm, most often represented by the familiar face of their advisor. Yet by any measure UBS is one of the largest and most powerful financial institutions in the world, offering a vast range of products and services. UBS, however, is about more than just size. It is also about the integration of all its parts into a smoothly functioning whole. This is at the heart of its “one-firm” approach to business, a philosophy designed to unlock all the resources of the firm for each client, every day. It is an approach that makes UBS a very powerful ally, as its more than 69,500 employees can attest.

Just ask Roland Jossi, a desk head with the wealth management business in Hong Kong. A native Swiss who has been living in Asia for more than 15 years, Jossi deals daily with private clients who have very specific and often complex needs. “There was an American citizen we were in touch with,” he relates, “owner of a very successful business in Asia, who was looking for specific financial services in the United States. We were able to arrange a meeting in New York with our colleagues from Global Asset Management, who flew in, at short notice, from Chicago to make the presentation. The client was very impressed, and is now also talking with the Investment Bank in Asia about a potential IPO.”

For Robert Beighton of the UK real estate team in the global asset management business, it is also a question of give and take. “When talking to clients, we let them know about products from all over the firm. And being real estate professionals, we are often asked to advise people from other parts of the firm when they are looking to structure property deals for clients.”

Left Roland Jossi, Hong Kong

Right Lili Marlene Trudeau,
Providence (Rhode Island, USA)

Our “one-firm” philosophy

We firmly believe our integrated business model creates more value than our businesses would as stand-alone units, because new business opportunities do not respect artificial demarcation lines between Business Groups. Our clients should be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the solutions. This “one-firm” approach facilitates client referrals and the exchange of products and distribution services between businesses and thus contributes to our revenue flows.

An example is the joint venture between our wealth management and asset management businesses to service ultra-high net worth clients, whose needs are often similar to those of institutional clients. Following the turbulent markets seen in the recent past, these clients are increasingly interested in preserving their capital while achieving reasonable returns at a competitive price. Our asset management business started to develop products specifically for this client segment, such as an absolute return bond fund. By offering such targeted products and by linking the clients’ family offices with our investment management professionals, we were able to attract significant additional invested assets.

Top Victor M. Barrionuevo, Houston

Bottom Arno Pilz, London

Top Robert W. Beighton, London

Bottom Cliodhna M. G. Tyrrell, London

“IT is all about cooperation and communication.”

Sharing expertise is second nature to Cliodhna Tyrrell. Also based in London, she is a project manager for UBS’s WIRE application. WIRE makes equity research information available externally to clients, via the Equities Client Portal, as well as internally across the firm. For her, IT’s key contribution to the “one-firm” strategy lies in its ability to bring the disparate parts of the organization together, so that clients can benefit from the sum of the firm’s knowledge. “Information technology is all about cooperation and communication between different Business Groups and teams – every bit of work we do is geared to that.”

“Change will happen, so it is best
to be the one in the lead.”

In the United States, Lili Marlene Trudeau interprets UBS’s “one-firm” strategy as a question of doing that “little bit extra” for clients. An administrative manager in Rhode Island, her main job is to answer client inquiries and assist wealth management advisors when they are out of the office. But when she can, she says, she offers alternatives to get administrative or operational tasks completed more efficiently, as she did recently when she was able to suggest a simplified method for receiving dividend payments for a large client. For her, what is most important is keeping up with change. “I see each day how we need to change and adapt to be the best in the industry,” she says. “If we do not grow and develop with the changes around us we will be left behind. Change will happen, so it is best to be the one in the lead.”

Left Gary Wai Bong Chan, Tokyo

Right Nicole Hartman, Vienna
“Receiving a client with a smile and
making sure he leaves with a smile.”

”...and then we take
care of the rest.”

In Zurich, Faramarz Ganjizadeh is used to change. He is responsible for a new client hotline set up recently to provide worldwide support to the firm’s institutional securities-backed lending customers who use UBS’s KeyLend platform. For Ganjizadeh, support means more than just answering questions. “If clients also have questions about the product or any other thing and they aren’t sure who to contact at UBS, they come to us and then we take care of the rest,” he says. If in the course of his work he can reach out beyond his particular area of expertise to help a client, all the better. “Last year there was a situation within the Investment Bank where a certain counterparty had difficul-

ty delivering securities to UBS,” he says. “The question came up of whether we could lend the securities to the client. I tied up the strings with our Securities Lending department, the delivery problem was solved, and we were able to do the transaction.”

Nadja Good works in controlling in Zurich. She is responsible, along with her colleagues, for taking the financial results from all the Business Groups, analyzing them for management reporting, and preparing the data for the various external publications. Using UBS’s consolidation and reporting system, she can survey financial data from all over the firm – at

Left Nadja Good, Zurich
“Working, even behind the scenes, to
satisfy you.”

Right Faramarz Ganjizadeh, Zurich

the highest, most consolidated levels, or by drilling down to the most minute of detail. Her job, she says, “is to analyze the figures, and the explanations that go with them.” In this way, she contributes to reporting to senior management and to making UBS transparent to its clients and investors – when you read the financial charts and tables in this publication, you’ll be seeing the fruits of her labor. For her, “one-firm” means that everyone, both those on the front and those behind the scenes, work hand in hand to satisfy clients. This attitude, reflecting one of the core values of the organization, helps make UBS both truly powerful, yet at the same time close.

More than a job

“We just wanted clients to know that we are there for them.”

For Martin Nideroest, “You & Us” is no empty slogan. He and his team at UBS in Lucerne (Central Switzerland) cater to corporate clients in the region – an area which was hit by severe storms in the summer of 2005. This was disastrous for many clients whose factories were flooded or who were affected by power cuts. The flooding also hit transport and communication infrastructure, in some cases taking it out of action altogether. This meant that immediate assistance, rather than long-term reconstruction, was the first priority. But instead of donating to an aid agency, Nideroest and his team asked what they could do themselves for their hardest-hit clients, whose employees were busy with the clean-up and who were also personally affected. “I suddenly realized that pay day was approaching, and that many employees at small and medium size companies would be waiting in vain for their money if we didn’t do something about it,” recalls Nideroest. In one case, he approached the head of finance at a company employing 200 people and offered his help in paying salaries on time. Others suffering the after-effects of the flooding were also contacted. “We put ourselves in the place of our clients and their staff. We saw a problem and offered a solution before we had even been asked,” he explains. So was his intent simply to deepen client relationships? Nideroest says no. “We had very close relationships with the small and medium size companies well before this event,” he explains. “This was not about us or UBS com-

ing across as saving the day; we just wanted clients to know that we are there for them, both in bad and good times.” This demanded teamwork and a little improvisation on the part of UBS. Taking the initiative was just the first step; the team then had to grapple with the practical implementation. As ever, the devil was in the detail. The client’s technical infrastructure was so severely damaged that it was not possible to process orders via e-banking as usual. All the data had to be saved to disks, and when Nideroest received them, he realized that his branch barely had any PCs left with disk drives. “With the help of my colleagues in IT and electronic banking, we were finally able to read the data, authorize the payments as normal and credit the employees’ accounts – otherwise nothing would have happened.” The client and its employees were very grateful, and since then UBS’s competitors have had an even tougher job on their hands. Demonstrating solidarity in a crisis is therefore helping to strengthen client relationships long-term. “UBS is not a charity,” declares Nideroest. “The best way forward is if we can grow in tandem with our clients.”

Franziska Reich von Ins is involved in fostering sustainability of another kind. She is in charge of communications for the UBS Optimus Foundation. The foundation enables clients to contribute to a wide range of humanitarian projects, and thus meets a proven demand among clients for ways in which they can do good. So what motivates them to give money away? “You can spend a long time pondering what lies behind such altruism. Basically I believe that there is greater solidarity out there than we generally imagine, and I see this confirmed in my work.” A trained social psychologist, she previously worked at Wealth Management Switzerland. “I always knew I would move to the UBS Optimus Foundation if the opportunity arose,” she recalls. For her the move has been a dream come true, as she describes: “You gain insight into fascinating projects, contact with people from very different cultures and social backgrounds, and the chance to help those less privileged than we are.” Reich von Ins has just been to Poland to visit a child protection project in Warsaw. “It’s very moving to speak to those on the ground. You see how people work to help children and how much can be achieved with very little. In this case, the children were victims of sexual abuse; a crime which is sadly still far too common throughout the world.” One of the main areas of focus is southern Africa, where the need is greatest. “We also attach considerable importance to supporting girls, as educated women pay greater attention to their children’s health and make sure that they attend school. This reaps benefits in the next generation.” In the field of healthcare, the Foundation backs innovative projects to combat tropical diseases, which kill millions worldwide. “We consider it crucial that aid has a long-term impact and helps people to help themselves,” she emphasizes. The UBS

Top Grant Chamberlain, London

Bottom Martin Nideroest, Lucerne
“To anticipate the needs of our clients
and create value with our services.”

“We consider it crucial that aid has a long-term impact.”

Optimus Foundation does not run any projects of its own but lends financial and expert assistance to existing programs for a set length of time. This means it is not possible for donors to influence where the money goes. Some people want to be recognized as sponsors of a particular project, however. “These clients are typically those who witness greater suffering right on their doorsteps in their home countries than is the case in the industrialized West.” But alleviating genuine need must take precedence over donors’ prestige.

Making donations is, however, not the only way of supporting a community. Especially in the US, volunteering is widespread, as evidenced by Grant Chamberlain’s efforts. While currently on an international assignment in London, his home base is with the global asset management business in Chicago, where he has taken part in a program designed to improve children’s reading skills. “What I love about working here is that UBS is not just a place I come to do my work and then leave,” he says. So twice a month he and other volunteers visit a local school during lunch break to support children who are less likely to have their parents read to them – and who therefore struggle with reading themselves. “The more we read to them the better their reading skills become, and I’m given the opportunity to work with the same child, see her grow and her reading skills improve – a very rewarding experience,” he says. At the same time, he is keen to point out the various programs aimed at employees’ children who can apply for scholarships.

Left Shannon Anne Turnbull, Sydney

Right Franziska Reich von Ins, Zurich
“Giving thousands of children access to
education and medical care – together
with UBS and clients.”

“UBS will help pay for them to go to college which is not only giving back to the community but also giving back to the employees who are part of that community at the same time.” On a recent business trip to Zurich, Grant discovered how community affairs could be driven by sheer market share: “I was impressed with the fact that UBS is a huge part of the community and such a well-known name. Around every corner is either a UBS office or a “You & Us” poster.”

Volunteering at UBS

More and more UBS employees are getting involved in community affairs programs. In the US alone, volunteer numbers were up 140% last year, with the emphasis on education and on economic and social renewal. The mentoring program to boost reading skills at elementary schools, for instance, is a popular option. More than 330 UBS employees work on this program with children in Bangkok, London, Chicago, Los Angeles, New York and other cities. The scale of volunteer work is vast, ranging from painting a homeless shelter in Sydney to helping people with disabilities reintegrate into the community in Singapore. Some 100 UBS employees also took part in reconstruction efforts at Khoa Lak – around 150 kilometers north of Phuket – following the tsunami. In Switzerland, we introduced a new volunteering program in December 2005 with 41 volunteers participating in five pilot projects.

Left Renzo J.J. Andreani, Zurich
“Without passion or emotion UBS is
just a bank.”

Right Daniel Lopez, Guaynabo (Puerto Rico)
“What matters is not what you say but
what you do.”

Understanding the client

“I asked him why.”

Roland Koeppel, a client advisor for UBS in Buchs (Eastern Switzerland) has a story about the day a client walked into his branch office wanting to buy gold coins. “I asked him why,” says Koeppel. “In Switzerland, these coins are often used as presents for special occasions, given to relatives or by entrepreneurs to their employees. Or they are collected.” This client, however, was interested in gold as an investment. He said he had been watching gold prices develop and he believed the metal was set to rise. At the time, there was looming political and economic uncertainty – and the desire for hard assets made some sense. “There were also some risks to such an investment though – or at least reasons that spoke against it. Investments in gold, for example, do not generate interest returns,” Koeppel remembers telling the client. When talking to him, however, it became clear that the client had thought it over very thoroughly. “Since he was interested in the investment aspect, I advised him to buy bars in-

stead of coins, as they have a lower spread,” Koeppel adds. By contrast, the client’s house bank simply kept trying to talk him out of buying gold coins. The client felt that Roland Koeppel took him and his request more seriously. As a result, he transferred his assets to UBS. What does he make of this story? “We certainly got on well personally, and, with the gold price – he was right – it did rise. But much more importantly, I listened to him and understood what he wanted and why he asked for it, without any bias.” The example shows how thousands of employees with client contact work throughout the firm. Their work has taught them the importance of listening. It’s a skill that is highly valued at UBS, so much that it is institutionalized as the first step in UBS’s client experience.

Understanding a client, however, often means more than simply being aware of his or her business needs. For the past few years, Dino Rinaldi has been leading a

Left Brian Aoaeh, Stamford
(Connecticut, USA)

Center Marie Helsmoortel, Paris
“My ability to empathize is as important
as my financial competence.”

Right Chen Camilla, Hong Kong
“You imagine, we realize.”

team of advisors in Singapore responsible for wealth management in Asia for non- Asian clients. As team leader, he observes closely when members of his team put the firm’s advisory approach to work. “We had for example a wealthy Italian client,” he says, “who came to Singapore to visit a couple of banks. He passed by our office late on a Friday afternoon and wanted to see someone. One of our advisors was able to meet him and present our services.” The client was so delighted with the presentation that he cancelled his Friday evening flight back to Italy and spent the weekend in further discussions with the advisor. During that short period of time, they were able to work out a satisfying solution for him. On the following Monday morning, he opened a large account with UBS. “What was important for the client,” says Rinaldi, “was both the speed with which the advisor reacted, and his ability to provide information in a way and shape that the client was expecting.”

The UBS client experience

The rigorous implementation of the four-step consultative approach is what sets UBS apart from its competitors:
Step one – understand exactly what the client wants and needs, including all the factors that might affect his or her goals as well as willingness to accept risk.
Step two – propose an investment
solution based on this understanding.
Step three – agree and implement the
solution with the client.
Step four – review performance on a continuous basis, with a view to recommending any changes that might be required.
Since each client has unique needs, these four steps intentionally describe a process, not a boilerplate solution. Using them as a framework for the advisory experience, each client is assured not only the best but also the most appropriate product or service.

“Our job is to pay
attention to our clients.”

Judd Frank works for UBS in Mission Viejo, California. As a client advisor of 22 years standing, he believes it is important to understand a client’s complete situation before anything else. “Our job is to pay attention to our clients,” he says, “to listen to what they have to say, and understand their needs and goals as well as their risk tolerance.” A recent example was a client who had most of his assets at another firm, but who came to Judd to talk about retirement issues. “After a series of discus-

sions and a look at the portfolio, I realized that not only did the client have a problem because his assets were not very diversified,” says Judd, “but he also did not seem to be aware of this or of other options.” Judd did a financial goal analysis for him to give the client an idea of what he would need to retire on, and an idea of what kind of allocation would be more appropriate. The client was very impressed with Judd’s effort, and discussions are continuing.

Left Judd B. Frank, Mission Viejo (California, USA)

Right Marcelo H. Delmar, Stamford (Connecticut, USA)
“Helping our clients find solutions to their
problems every day.”

“Listening and understanding the
client led to the
result we see today.”

For Patrick Rusch, a client advisor in the firm’s Zug office in Switzerland, it is important to act quickly when he sees a client need. “This may either be something the client said outright, or it may be a more subtle signal that you receive,” he says. “Proactivity is very important.” To explain what he means when he uses this buzzword, Rusch points to a client of his, a man with a reputation for exacting standards. After taking over his portfolio, Rusch took it upon himself to regularly review it and keep in contact regarding economic developments. Among other things, Rusch saw that the client was heavily invested in an East European cur-

rency. “I sent him one of our research notes regarding this currency on the basis of which he decided to get out of it,” says Rusch. “This turned out to be advantageous for him, and he subsequently transferred the rest of his liquidity to us and we were able to sign a discretionary mandate. For him, what was most important was proactivity – taking our views to him rather than waiting for instructions – followed by the quality of the research we could offer.” Listening, understanding, and providing quality, tailored advice. As these stories show, providing the best possible client experience is an integral part of the business process at UBS.

Left Chloe Yin-Wah Suen, Stamford (Connecticut, USA)

Right Patrick Rusch, Zug (Switzerland)
“When clients tell me after a meeting that they feel
they are at the right place with us.”

Top Dino Rinaldi, Singapore

Bottom Roland Koeppel, Buchs (Switzerland)
“It means treating my clients as if they
were friends, as you always give good
advice to friends.”

Different kinds of understanding

The way a firm tries to understand clients is not just about individuals relating to individuals, it can also apply to larger groups of people with similar needs. Young clients, for example, are of interest to many banks as a potential source of tomorrow’s adult clientele. This is why UBS teamed up with Apple when it launched its iTunes Music Store in Switzerland in May 2005. In a combined campaign, UBS simultaneously launched a repackaged product offering catering to the specific needs of young Swiss. It included free banking services, face-to-face meetings with client advisors, a Europe-wide discount card and a special card for music downloads, a tie-in between UBS’s KeyClub bonus system and the music store.
The project was an ambitious one for the Swiss retail segment, and paid off with a significant number of new bank accounts. However, the move will also pay dividends down the road. As these young clients progress in their careers they will become consumers of ever more sophisticated financial services. And they will already be involved with a financial institution that is clearly on their wavelength.
The same kind of understanding is also the key to success when dealing with corporations and financial institutions, as our investment banking and global asset management businesses do. In asset management, for instance, we aim to provide clients with a wide range of advanced investment solutions specifically suited to their needs – by way of advisory mandates or a comprehensive range of investment funds.

Our investment bankers need a deep understanding of their clients’ industry and the strategic opportunities that ensure the success of their business –and ultimately provide the means and expertise to execute the necessary capital market transactions. An example is Hilton Hotel Corporation’s acquisition of Hilton Group’s lodging assets, where we acted as lead advisor and joint lead arranger of the financing. This deal re-united a business that was split up for over 40 years – creating the largest and most geographically diverse hotel company in the world. Now it also has a clear opportunity to expand at a faster pace.
Or take Standard Chartered’s acquisition of Korea First Bank, a deal we advised on and made possible by underwriting Standard Chartered’s equity placing to part-finance the deal, allowing our client to enlarge its footprint in the Asian banking market.
Sometimes we even manage to be at the forefront of market trends – like with our bond offering for the French retail group Casino in January 2005. Instead of regular bonds, we opted for hybrids – securities that combine the characteristics of shares and bonds. We designed this for mainstream, retail investors, creating a new asset class for both issuers and investors. This allowed us to fulfill the client’s need for financing at a time when fixed income investors were looking for higher yielding products.

Part of the whole

For some UBS employees, “You & Us” means making teamwork a daily reality. They believe a firm can only be successful if its employees make a habit of finding new ways to join forces. It is hard to imagine a team of roughly 69,500 people. Yet it is only if all its employees work as a team that UBS can truly benefit from the scale it has. Although the slogan “You & Us” refers primarily to the relationship between the firm and its clients, its underlying message also reflects relations between the firm’s employees. At least that is how it is seen by numerous UBS employees worldwide.

For Reto Cantoni, an investment consultant in Vienna, “You & Us” represents “one objective, one team, one language.” As he explains: “For us, it involves meeting client objectives. And that is only possible if we work together, since we offer complex solutions that require a contribution from several of the firm’s specialists. It’s one language, however, because it’s the client advisor who brings together the entire firm’s know-how and places it at the client’s ser-

vice.” In this sense, stresses Cantoni, “You & Us” is a daily reality for him. “Our role is to support the client advisor and, when requested, we attend client meetings with him.” This approach works. An international company recently invited several financial institutions to put forward an investment proposal with a predetermined return and “risk budget”. Instead of asking “what return we would obtain for a certain level of risk, we considered what level of risk we would have to assume to meet the client’s objective, and what return we would achieve if we used up the whole risk budget. The client liked this two-pronged approach; apparently we were the only firm to tackle the proposal in this way.” The solution was the result of teamwork between UBS Luxembourg, UBS Vienna, and UBS Zurich. Cantoni says that teamwork is vital to his role. “Our branch in Vienna has only 45 employees. But it is important that clients receive the same service whether they are in Vienna, London, or Zurich. This can only be achieved through teamwork.”

“Mutual trust brings success.”

Kathleen San Martino, in Weehawken, New Jersey, in the United States, is a project manager responsible for home office software updates. Teamwork, she says, helps a firm become more efficient, and she therefore interprets “You & Us” above all as a question of “nurturing effective teamwork”. For her, the recipe for success can be summed up as “understanding what other people’s jobs involve, being honest with our colleagues, and adapting to different personalities. This often means finding a language that they understand. For example, knowing who prefers to talk only business and who prefers to be more sociable.”

Steffen Schill, Head Offering Management Financial Intermediaries in Frankfurt, sees the “You & Us” slogan as expressive of the core value of ‘trust’. “Mutual trust brings success,” he says. His team provides tech-

nical support for external asset managers and organizes UBS’s offering across various segments. “For us it is important to know what the client wants and how to come up with suitable products. One client told me that trust is what matters most for him. In other words, things need not always be done by the book. You have to know your client well and understand how he or she works. If something goes wrong, clients will be more understanding if they trust you. They will know you are doing everything in your power to resolve the problem.” He gives a practical example: “We worked with a family office that was very satisfied with the customized solution we came up with for them. Unfortunately, there were a few problems at the implementation stage. The client was positive, however. They told us that if problems arise, the key thing is to be able to resolve them together.”

Top Mara Harvey, Frankfurt

Center Kathleen M. San Martino,
Weehawken (New Jersey, USA)

Bottom Reto Cantoni, Vienna
“One goal... one team... and one language.”

Top Alessandro Sellito, Zurich

Center Howard Han, New York

Bottom Usha Muralidharan-Sharma, Zurich

Top Martin Wegmueller, Basel
“For my employees and me: creativity
and sustainability in every way.”

Center Marta Mazzucchi, Padova (Italy)
“Because ‘us’ is better than ‘me’.”

Bottom Laurence Pannatier, Renens
(Switzerland) “You & Us is linked like the
five fingers of our hands.”

“Through teamwork, each employee is able to make the most of his or her strong points.”

For application engineer Alessandro Sellito, “You & Us” highlights the fact that it is the best teams working together, rather than the best individuals working alone, who achieve the best results. Through teamwork, each employee is able to make the most of his or her strong points as part of the group effort. Alessandro Sellito’s team develops software for analyzing client behavior. This analysis is then used to determine market strategy. “A piece of software has several components. One specialist takes care of the data, another looks after the graphics, while yet another is responsible for the infrastructure. To ensure the desired level of quality, these various specialists need to talk to each other, while at the same time concentrating on their own specialized areas,” he explains. It is a very good example of how “You & Us” applies not only to UBS and its clients but also internally among its staff.

Mara Harvey, who works in Business Development in Frankfurt, has paid close attention to issues associated with the development of a common corporate culture following the acquisition of Merrill Lynch’s German private client business by UBS. For her, “You & Us” means “developing an inclusive culture that supports the integration of new employees who have joined UBS, finding common ground.” She explains why: “If we take over a company, it is because we see it as attractive. It is therefore important to integrate its employees and draw lessons from their experience.” In her opinion, another facet of “You & Us” relates to work-life balance. “As a working mother I have always received a lot of support in many different situations, such as when I have had to leave the office early to pick up my child. This culture of openness underpins staff motivation and success. This has always been my experience at UBS.”

Our Values for Action

Our Purpose

Client Focus: Our clients’ success is our success. We take the time to understand their objectives, and commit our resources to develop effective solutions helping them meet or exceed their goals.

Our Core Competencies

Entrepreneurial Leadership: Our leaders at all levels engender enthusiasm, energy and commitment. Through innovation, inspiration and operational excellence we capture opportunities, create better solutions and expand our market share. By leadership and accountability across our company we establish direction, encourage collaboration and knowledge sharing, and provide an attractive environment for our people.
Partnership: Relationships among our people as well as with our clients are driven by the power of partnership. It requires respect, contribution, trust and mutual support. We encourage the free exchange of ideas, and demand teamwork.
Meritocracy: We ask for entrepreneurial spirit and initiative from each individual. We actively strive to be the best at attracting, developing and retaining talented people. Decisions regarding recognition, reward and promotion are based on merit. We coach our people and invest in their development.

Our Ethical Beliefs

Integrity and Privacy: We expect our people to conduct themselves in a manner that is above reproach. Our integrity is key to preserving our most valuable asset – our reputation. We respect our clients’ right to privacy, and use information with appropriate discretion.

Corporate Responsibility: We are a member of the global community and behave as a responsible corporate citizen. We, both as a corporation and through our people strive to contribute positively and actively to the communities where we do business.

Diversity: Our strengths are leveraged by globally embracing diversity of skills, perspectives and backgrounds.

2005 Report

Year in review

January

UBS agrees to take a majority stake in the real estate funds business of Siemens Kapitalanlagegesellschaft mbH. In China, Global Asset Management announces the formation of a joint venture fund management company in partnership with the Chinese State Development Investment Corporation.

February

Contemporary Voices: Works from The UBS Art Collection opens at New York’s Museum of Modern Art. The exhibition includes about 60 works either donated or loaned to MoMA by UBS.

March

Employees donate almost USD 1.8 million to the UBS Tsunami Relief Fund. UBS matches the contributions.

Chief Risk Officer Walter Stuerzinger is appointed to the Group Executive Board. Philip Lofts is appointed Chief Credit Officer, effective 1 April, succeeding Marco Suter, who is proposed for the Board of Directors.

April

China’s regulatory authorities grant approval to UBS and the State Development Investment Corporation to form a joint venture fund management company.

CEO Peter Wuffli is named as Europe’s top CEO by Institutional Investor magazine. “This ranking is a tribute not to any one individual but to the performance of the whole firm,” says Wuffli.

May

UBS is instructed by the Securities Exchange Board of India to cease issuing offshore equity derivative instruments against positions held by UBS in underlying Indian securities.

June

In Germany, Wealth Management, Investment Bank and the distribution arm of Global Asset Management are merged into one company called UBS Deutschland AG.

A Group Offshoring Team is set up to coordinate all offshoring activities of UBS. Besides providing support, advice and coordination, the team will establish a UBS offshoring facility in Hyderabad, India.

UBS announces the integration of its two wealth management businesses under the name Global Wealth Management & Business Banking. Raoul Weil, head of the international wealth management business, is appointed to the GEB. UBS also announces a new alternative investment management business, Dillon Read Capital Management, under the leadership of John Costas. Huw Jenkins is appointed CEO, Investment Bank, and joins the Group Executive Board.

July

BusinessWeek names UBS as one of the five biggest winners, as the firm’s brand moves up to 44th place in the annual ranking of the world’s top 100 brands. UBS is now the eighth most valuable brand in the financial sector.

Euromoney again names UBS as best private bank worldwide in the “Awards for Excellence” poll published in its July 2005 issue. “UBS is once again a deserving winner,” says the magazine.

September

UBS announces its agreement to sell Private Banks & GAM to Julius Baer. The unit comprises the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin, as well as specialist asset manager GAM.

UBS agrees to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF).

In the space of a single week, UBS signs a strategic co-operation agreement with Bank of China and announces that the Chinese authorities have approved a proposal for the restructuring of Beijing Securities by UBS, Beijing SASAC and the International Finance Corporation.

UBS stages a global crisis management exercise through 27 and 28 September. Over a period of more than thirty hours, the “Twister Twister” exercise subjects the effectiveness of the bank’s liquidity, payments, securities, and other functions to a rigorous test.

October

Alinghi, for which UBS is lead sponsor, opens its new base at Valencia, another milestone in its campaign to defend the America’s Cup in 2007.

UBS and Laura Zubulake agree to settle their discrimination suit. In April, a Manhattan jury decided in favor of Ms. Zubulake. UBS at the time denied discriminating against Ms. Zubulake, and said it would pursue appeal options.

November

The Investment Bank executes its largest ever block trade in the US of a US equity, placing USD 545 million of Juniper Networks common stock held by Siemens AG.

The Fondation Beyeler in Riehen opens an exhibition of selected works from The UBS Art Collection.

December

UBS completes the sale of its Private Banks & GAM unit to Julius Baer for CHF 6.1 billion, resulting in a post-tax disposal gain of approximately CHF 3.7 billion.

UBS will be the official bank and one of four Swiss “National Supporters” at the 2008 UEFA European Football Championship, which will be held in Switzerland and Austria.

Corporate governance

Corporate governance – the way that the leadership and management of the firm are organized and how they operate in practice – ultimately aims to lead UBS to success, protecting the interests of its shareholders and creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.

A full description of our corporate governance as required by the “SWX Swiss Exchange Directive on Information related to Corporate Governance” can be found in the UBS Handbook 2005 / 2006.

Management structure

UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Group Chief Executive Officer (Group CEO) are assigned to two different people, thus providing separation of powers. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is delegated to the Group Executive Board. No member of one Board may be a member of the other.

Board of Directors

The Board of Directors (BoD) is the most senior body of UBS. All the members of the BoD are elected individually by the AGM for a term of office of three years. The Board itself then appoints its Chairman, the Vice Chairmen and the various Board Committees (Audit Committee, Compensation Committee, Nominating Committee and Corporate Responsibility Committee). On 31 December 2005, the Board consisted of 11 directors.

The BoD has ultimate responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels and the definition of the firm’s risk principles and risk capacity. While the majority of the Board members are always non-executive and independent, the Chairman and at least one Vice Chairman have executive roles in line with Swiss banking laws, and assume supervisory and leadership responsibilities. The Board meets as often as business requires, and at least six times a year.

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The Group CEO and the members of the GEB are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

The GEB, and in particular the CEO, are responsible for the implementation and results of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model, and for the exploitation of synergies across the firm.

Compensation for senior executives and renumeration of non-executive Board members

UBS’s compensation policy is designed to enable the firm to attract, retain and motivate the talented people it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy. Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.

The total of all compensation for the financial year 2005 (base salary, incentive awards, options, employer’s contributions to retirement benefit plans, benefits in kind and fringe benefits) for the three executive members of the Board of Directors, the ten members of the Group Executive Board in charge as of 31 December 2005 and Alberto Togni who retired as member of the Board in April 2005, was 222.6 million.
Total compensation levels vary considerably from year to year as incentive awards are fully performance-related. The relative weight of the base salary, which is a fixed amount, therefore varies significantly as well.
In 2005 base salaries constituted on average 9% of total compensation for these individuals. The incentive component is determined on the basis of the financial performance of the firm and discretionary adjustments of up to plus or minus 25% reflecting individual performance and qualitative aspects. 50% of annual performance-based incentive compensation is delivered on a mandatory basis in the form of restricted or deferred UBS shares (Senior Executive Equity Ownership Plan, SEEOP). Shares normally vest in equal portions over a period of five years. Discretionary stock option awards are made separately as long-term incentives, to recognize contributions to the implementation of the integrated business model and to support long-term alignment to the overall success of the firm (Senior Executive Stock Option Plan, SESOP). The strike price is set at 10% above that of the UBS share price at grant on a defined date, thus creating a strong incentive for senior executives to build sustainable shareholder value.
The approval of the level of individual senior executive compensation is subject to a rigorous process. The executive members of the Board approve the remuneration system and the respective fees for the non-executive directors. No one at UBS has any approval authority for their own compensation.
The eight non-executive members of the BoD were paid in ag-

gregate CHF 6.1 million in cash and restricted shares for the term between the 2005 and 2006 AGMs.

Details on executive and board compensation and shareholdings can be found in our Handbook 2005 / 2006 or as a separate report (see other sources of information on the last page of this Annual Review).

Shareholders’ participation rights

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes. UBS fully subscribes to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a great number of individual shareholders, may register an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register.
All registered shareholders are invited to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by either giving instructions to an Independent Proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice, to vote on their behalf.
The Annual General Meeting offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and Group Executive Board, as well as the internal and external auditors, are present to answer these questions.
Shareholders individually or jointly representing shares with an aggregate par value of CHF 250,000 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

Audit

The Chairman’s Office, the Audit Committee and ultimately the Board of Directors supervise the functioning of audit work. The

Audit Committee, on behalf of the Board of Directors, monitors the qualification, independence and performance of the Group Auditors and their lead partners.

The Audit Committee reviews the annual written statement submitted by the external auditors as to their independence. It also reviews the engagement letter between UBS and the external auditors and the fees and terms of the planned audit work.
Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association. They were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election at the 2000 AGM. The AGMs through 2005 annually confirmed their mandate, and they will be proposed for re-election at the 2006 AGM. The Audit Committee of the Board annually assesses the independence of Ernst & Young and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC).
In 2005, UBS paid Ernst & Young CHF 49.8 million for audit services (CHF 36.6 million in 2004) and CHF 16.5 million (CHF 16.2 million in 2004) for non-audit services pre-approved by the Audit Committee.
With 275 staff members worldwide on 31 December 2005, Group Internal Audit provides an independent review of the effectiveness of UBS’s system of internal controls and compliance with key rules and regulations. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group CEO and to the executive members of the Board of Directors via formal Audit Reports. The Chairman’s Office and the Audit Committee of the Board are regularly informed of important findings. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.
To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board.

Members of the Board of Directors

Marcel Ospel | Chairman
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Marcel Ospel has been Chairman of the Board of Directors of UBS AG since 2001. Prior to this, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was appointed CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987, Mr. Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984, he worked at SBC International London and New York in the Capital Markets division. He began his career at SBC in the Central Planning and Marketing Division in 1977. Mr. Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel. He was born on 8 February 1950.

Stephan Haeringer | Executive Vice Chairman
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Before being elected to the Board of Directors in 2004, Stephan Haeringer was Deputy President of the Group Executive Board, a position he held between 2002 and 2004. Between 2000 and 2002, he was CEO of UBS Switzerland and the Private and Corporate Clients business. In 1998, following the UBS-SBC merger, he was appointed the Division Head of Private and Corporate Clients. He originally joined the former Union Bank of Switzerland in 1967, assuming a broad variety of responsibilities within the firm – among them Chief Executive Officer Region Switzerland, Division Head Private Banking and Institutional Asset Management and Head of the Financial Division. Between 1967 and 1988, Mr. Haeringer was assigned various management roles in the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration, and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr. Haeringer was born on 6 December 1946.

Marco Suter | Executive Vice Chairman
UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Marco Suter has been with UBS and its predecessor, Swiss Bank Corporation, since 1974. Between 1999 and 2005, he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the corporate and com-

mercial banking activities of SBC. Prior to that, he held a number of different management roles in Zurich, following various assignments with SBC in St. Gallen, Nyon, Zurich, New York, and London. Mr. Suter graduated from the Commercial School in St. Gallen and the American Institute of Banking in New York. He was born on 7 May 1958.

Peter Böckli | Non-executive Vice Chairman,
Chairman of the Nominating Committee
Böckli Bodmer & Partners, St. Jakobsstrasse 41, CH-4002 Basel

Peter Böckli, non-executive Vice Chairman since 2002, has been a member of the Board of Directors of UBS and its predecessor Swiss Bank Corporation since 1985. He has been a partner in the law office of Böckli Bodmer & Partners since 1981 and was a part-time professor of tax and business law at the University of Basel from 1975 to 2001. From 1963 to 1981, he was an attorney-at-law in New York, Paris, and Basel. Mr. Böckli graduated as doctor iuris from the University of Basel and as an attorney-at-law and is a non-resident member of the Association of the Bar of the City of New York. He was born on 7 May 1936.

Ernesto Bertarelli | Member of the
Nominating Committee
Serono International SA, Chemin des Mines 15 bis, CH-1211 Geneva 20

Since 1996, Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA, Geneva. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Sir Peter Davis | Member of the Audit Committee,
Member of the Compensation Committee
41 Bloomfield Terrace, UK-London SW1W 8BQ

Sir Peter Davis was Group Chief Executive Officer / Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that, he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury

(United Kingdom). He is today a company director and investor. Mr. Davis was educated at Shrewsbury School. He graduated from the Chartered Institute of Marketing and holds a Hon LL.D (Dr Law) from Exeter University. He was born on 23 December 1941.

Rolf A. Meyer | Chairman of the Compensation
Committee, Member of the Audit Committee
Heiniweidstrasse 18, CH-8806 Bäch

Rolf A. Meyer has been a member of the Boards of UBS and its predecessor, Union Bank of Switzerland, since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He is today a company director. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration (lic. oec. HSG). He was born on 31 October 1943.

Helmut Panke | Member of the Nominating Committee
BMW Group, Knorrstrasse 147, D-80788 Munich

Helmut Panke has been Chairman of the Board of Management of BMW AG, Munich, since May 2002. He has been with the company since 1982, when he joined as head of Planning and Controlling in the Research and Development Division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a doctoral degree in physics (Ph.D.) and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey in Düsseldorf and Munich as a consultant. He was born on 31 August 1946.

Peter Spuhler | Member of the Compensation Committee
Stadler Bussnang AG, Bahnhofplatz, CH-9565 Bussnang

Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 1,000 staff and is an internationally successful light railway vehicle business. Since 1997, Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany. Mr. Spuhler joined Stadler AG in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

Peter Voser | Member of the Board
Royal Dutch Shell plc, 5201 AN, NL-The Hague

Peter Voser has been Chief Financial Officer of the Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was Chief Financial Officer of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch / Shell Group, holding various assignments in Switzerland, UK, Argentina and Chile. Mr. Voser graduated at the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Lawrence A. Weinbach | Chairman of the Audit Committee
Unisys Corporation, Unisys Way, USA-Blue Bell, PA 19424

Lawrence A. Weinbach was the Chairman, President and CEO of Unisys Corporation from 1997 to 2004. As of 1 January 2005 he stepped down as President and CEO, concentrating on the function of Executive Chairman. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide as Managing Partner, and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Checks and balances at UBS

The Board of Directors is the key body that shareholders rely on for the ultimate direction of the firm and the effective supervision of management. To this end, UBS relies on a Board that consists of highly qualified individuals. A Board that combines the experience of former members of UBS senior management with the diverse skills of fully independent external members is one that is best positioned to carry out the governance responsibilities given to it by shareholders. UBS believes this approach has many inherent advantages. Former UBS executives, with the experience and know-how of complex business activities and processes inherent to a modern global financial services provider, are often in a better position to challenge management decisions. Moreover, as they do not have any significant business commitments outside UBS or external directorships, they have the resources and time necessary to dedicate themselves to their comprehensive responsibilities as UBS Board members.

The executive members of the Board are complemented by a number of fully independent directors, who have the competence and expertise to deal with the wide range of global strategy and business issues that UBS faces. They are specialists from different business and industry sectors. Some are entrepreneurs who have built their own businesses; some are senior executives of global companies and some are senior legal and accounting experts. The drive, success and reputation of the companies they represent reflect many of UBS’s qualities. In selecting candidates, UBS also strives for an adequate balance of nationality, mirroring our global presence. It is this blend of experience and skill that ensures successful leadership at UBS.

Only committed and effective executive teams can ensure that sustainable value is created for shareholders. The Group Executive Board (GEB) shares a common vision for UBS – to be the best global financial services company. Achieving this strategic goal requires that members of the GEB agree on a fundamental set of values – including professional respect, trust and openness – in order to pursue a common agenda.
The GEB comprises the CEOs of all Business Groups as well as senior leaders representing major growth businesses and geographic markets. It also includes the heads of the key control functions at UBS – risk, finance and legal – reflecting their importance in the overall success of the firm. The careers of the present GEB members indicate that UBS has been successful in retaining the executive members of most of the predecessor firms it has acquired or merged with in the last two decades. UBS believes the experience they have gathered over time is integral to their understanding and balancing of the different facets of the firm and its complex businesses. The four different nationalities of its members also represent the fact that UBS is a truly global firm. This results in a spirit of partnership that creates a candid, productive and healthy ability to debate, take and implement decisions. The members of the GEB on 31 December 2005 are shown to the right.

Peter A. Wuffli Group Chief Executive Officer Huw Jenkins CEO Investment Bank (and Chairman from 1 January 2006)
Marcel Rohner Chairman and CEO, Global Wealth Management & Business Banking (and Deputy Group CEO from 1 January 2006) Walter Stuerzinger Group Chief Risk Officer
Peter Kurer General Counsel Clive Standish Group Chief Financial Officer
John A. Fraser Chairman and CEO, Global Asset Management Raoul Weil Head of Wealth Management International
Mark B. Sutton Chairman and CEO, Americas John P. Costas Chairman Investment Bank (until 31 December 2005)

UBS financial highlights

UBS key figures

Shareholder returns	For the year ended

	31.12.05	31.12.04	% change

Basic EPS (CHF) [1]

as reported	13.93	7.78	79

from continuing operations, before goodwill	9.78	8.02	22

Return on equity attributable to UBS shareholders (%) [2]

as reported	39.4	25.5

from continuing operations, before goodwill	27.6	26.3

Financial strength & ratings	As at

	31.12.05	31.12.04

BIS Tier 1 capital ratio (%) [3]	12.9	11.9

Long-term ratings

Fitch, London	AA+	AA+

Moody’s, New York	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+

UBS net profit	For the year ended

CHF million	31.12.05	31.12.04	% change

Net profit attributable to UBS shareholders	14,029	8,016	75

Net profit attributable to minority interests	661	454	46

Net profit	14,690	8,470	73

Other key figures	As at

CHF million	31.12.05	31.12.04	% change

Equity attributable to UBS shareholders	44,324	33,941	31

Market capitalization	131,949	103,638	27

1  For the EPS calculation, see note 8 to the financial statements. 2  Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions. 3  Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section of the Financial Report 2005.

Key figures financial businesses

Income statement	For the year ended

CHF million	31.12.05	31.12.04	% change

Operating income	39,896	35,971	11

Operating expenses	27,704	26,149	6

Net profit attributable to UBS shareholders	13,517	7,656	77

Performance indicators	For the year ended

CHF million, except where indicated	31.12.05	31.12.04	% change

Cost / income ratio (%)	70.1	73.2

Net new money, wealth management businesses (CHF billion)	95.1	60.4

Earnings before goodwill from continuing operations

Operating income	39,896	35,971	11

Operating expenses	27,704	25,503	9

Net profit attributable to UBS shareholders	9,442	8,003	18

Personnel Financial Businesses	As at

Full-time equivalents	31.12.05	31.12.04	% change

Switzerland	26,028	25,987	0

Rest of Europe / Middle East / Africa	11,007	10,751	2

Americas	27,136	26,231	3

Asia Pacific	5,398	4,438	22

Total	69,569	67,407	3

Short overview
–	2005 net profit from continuing operations, attributable to UBS shareholders, of CHF 9,844 million, with financial businesses contributing CHF 9,442 million, up 28% from 2004 (up 18% pre-goodwill)
–	Total net new money for 2005 of CHF 148 billion, up 80%, leading to a 25% gain in invested assets (excluding Private Banks & GAM)
–	Return on equity from continuing operations for 2005 was 27.6%, up from 26.3% (pre-goodwill) a year earlier
–	2005 basic EPS from continuing operations was CHF 9.78, up 22% from CHF 8.02 (pre-goodwill) a year earlier

UBS results

Results

In 2005, net profit attributable to UBS shareholders was 14,029 million, with CHF 512 million coming from industrial holdings. This also includes a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 13,517 million to attributable profit, of which CHF 9,442 million was from continuing operations. This was an improvement of 18% (pre-goodwill) from CHF 8,003 million in 2004. Higher revenues in practically all businesses drove the increase, clearly outpacing growth in costs. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall, net fee and commission income now contributes 54% to total operating income. Income from trading activities reached a record high as well, fueled by improved market opportunities, particularly in second half 2005. Revenues from interest margin products increased, reflecting the success and growth of lending activities to wealthy private clients worldwide. We also reported record credit loss recoveries.

Shareholder distribution

The Board of Directors will recommend a total payout of CHF 3.80 per share for the 2005 financial year at the Annual General Meeting (AGM) on 19 April 2006 in Basel. The payout comprises a regular dividend of CHF 3.20 and a one-time par value repayment of CHF 0.60 per share. The repayment will allow our shareholders to benefit from the gain realized from the sale of Private Banks & GAM. Our dividend for the 2004 financial year (paid in 2005) was CHF 3.00 a share, up from the CHF 2.60 paid for the 2003 financial year.

Capital management in 2006

At the AGM on 19 April in Basel, the Board of Directors will propose a series of corporate actions impacting the capital management of UBS.

Share split 2-for-1

The Board will recommend a 2-for-1 share split. If approved by shareholders, this will become effective on 10 July 2006. Combined with the par value repayment, this will reduce the par value of each share to CHF 0.10. UBS believes this will improve trading and liquidity of its shares, and bring the price more into line with other major companies whose shares are traded on international financial markets.

Creation of conditional capital

The Board will ask the AGM to approve the creation of conditional capital of a maximum of 75 million shares (150 million after the split) to fund our employee share option programs. Currently, UBS holds treasury shares to cover the need to deliver shares at the point when options are exercised. If approved by shareholders, the creation of conditional capital will help UBS to avoid substantial holdings of own shares over extended periods and add transparency to its capital management. Neither UBS’s use of options as part of its overall compensation strategy, nor its disciplined approach to capital management, will change.

New share buyback program for 2006 / 2007

Given our continued strong cash flow generation, the Board of Directors will propose a new share buyback program for capital reduction. This will be the eighth consecutive second line buyback program. It will start on 8 March 2006 and will allow for a maximum of CHF 5 billion in shares to be repurchased. The program will run until 7 March 2007.

Income statement

	For the year ended

CHF million, except per share data	31.12.05	31.12.04	% change

Continuing operations

Interest income	59,286	39,228	51

Interest expense	(49,758)	(27,484)	81

Net interest income	9,528	11,744	(19)

Credit loss (expense) / recovery	375	241	56

Net interest income after credit loss expense	9,903	11,985	(17)

Net fee and commission income	21,436	18,506	16

Net trading income	7,996	4,902	63

Other income	1,125	932	21

Revenues from industrial holdings	10,515	6,086	73

Total operating income	50,975	42,411	20
Personnel expenses	21,049	18,612	13

General and administrative expenses	7,047	7,160	(2)

Depreciation of property and equipment	1,493	1,477	1

Amortization of goodwill	0	653	(100)

Amortization of other intangible assets	334	337	(1)

Goods and materials purchased	8,003	3,885	106

Total operating expenses	37,926	32,124	18

Operating profit from continuing operations before tax	13,049	10,287	27

Tax expense	2,549	2,224	15

Net profit from continuing operations	10,500	8,063	30

Discontinued operations

Profit from discontinued operations before tax	4,688	536	775

Tax expense	498	129	286

Net profit from discontinued operations	4,190	407	929

Net profit	14,690	8,470	73

Net profit attributable to minority interests	661	454	46

from continuing operations	656	454	44

from discontinued operations	5	0

Net profit attributable to UBS shareholders	14,029	8,016	75

from continuing operations	9,844	7,609	29

from discontinued operations	4,185	407	928

Earnings per share

Basic earnings per share (CHF)	13.93	7.78	79

from continuing operations	9.78	7.39	32

from discontinued operations	4.15	0.39	964

Diluted earnings per share (CHF)	13.36	7.40	81

from continuing operations	9.39	7.04	33

from discontinued operations	3.97	0.36

Balance sheet

CHF million	31.12.05	31.12.04	% change

Assets

Cash and balances with central banks	5,359	6,036	(11)

Due from banks	33,644	35,419	(5)

Cash collateral on securities borrowed	300,331	220,242	36

Reverse repurchase agreements	404,432	357,164	13

Trading portfolio assets	499,297	389,487	28

Trading portfolio assets pledged as collateral	154,759	159,115	(3)

Positive replacement values	333,782	284,577	17

Financial assets designated at fair value	1,153	653	77

Loans	269,969	232,167	16

Financial investments	6,551	4,188	56

Accrued income and prepaid expenses	8,918	6,309	41

Investments in associates	2,956	2,675	11

Property and equipment	9,423	9,510	(1)

Goodwill and other intangible assets	13,486	12,201	11

Other assets	16,190	17,375	(7)

Total assets	2,060,250	1,737,118	19

Liabilities

Due to banks	124,328	120,026	4

Cash collateral on securities lent	77,267	61,545	26

Repurchase agreements	478,508	422,587	13

Trading portfolio liabilities	188,631	171,033	10

Negative replacement values	337,663	303,712	11

Financial liabilities designated at fair value	117,401	65,756	79

Due to customers	451,533	376,076	20

Accrued expenses and deferred income	18,392	15,040	22

Debt issued	160,710	117,856	36

Other liabilities	53,874	44,120	22

Total liabilities	2,008,307	1,697,751	18

Equity

Share capital	871	901	(3)

Share premium	9,992	9,231	8

Net gains / (losses) not recognized in the income statement, net of tax	(182)	(2,081)	91

Revaluation reserve from step acquisitions, net of tax	101	90	12

Retained earnings	44,414	37,001	20

Equity classified as obligation to purchase own shares	(133)	(96)	(39)

Treasury shares	(10,739)	(11,105)	3

Equity attributable to UBS shareholders	44,324	33,941	31

Minority interests	7,619	5,426	40

Total equity	51,943	39,367	32

Total liabilities and equity	2,060,250	1,737,118	19

Balance sheet

UBS’s total assets stood at CHF 2,060 billion on 31 December 2005, up from CHF 1,737 billion on 31 December 2004. The increase in total assets was largely due to currency movements against the Swiss franc (mainly the 15% appreciation of the US dollar spot rate). Other factors contributing to the rise were the growth in collateral trading, the trading portfolio, positive replacement values and the loan book. Total liabilities rose due to higher borrowing (up CHF 174 billion), collateral trading liabilities (up CHF 72 billion) and negative replacement values.

At CHF 44.3 billion on 31 December 2005, shareholders’ equity increased by CHF 10.4 billion from 2004. The increase reflects the net profit of CHF 14.0 billion, which includes the gain on sale of Private Banks & GAM and the strengthening of the US dollar against the Swiss franc, partially offset by dividend payments, and share repurchases.

Letter from Group Auditors

As auditors of the group we have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as Swiss Auditing Standards, the consolidated balance sheets of UBS AG as of 31 December 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2005 and the notes thereto, from which the summarised consolidated financial statements were derived. In our report dated 2 March 2006 (see UBS Financial Report, page 73), we expressed an unqualified opinion on those consolidated financial statements which are prepared in accordance with International Financial Reporting Standards.

In our opinion, the summarised consolidated financial statements on pages 37 to 38 of the Annual Review are consistent, in all material respects, with the consolidated financial statements from which they were derived and on which we expressed an unqualified opinion.

For a more comprehensive understanding of the group’s financial position and the results of its operations for the period and of the scope of our audit, the summarised consolidated financial statements should be read in conjunction with the consolidated financial statements from which they were derived and our audit report thereon.

Basel, 2 March 2006

Ernst & Young Ltd

Andrew McIntyre | Chartered Accountant in charge of the audit Dr. Andreas Blumer | Swiss Certified Accountant in charge of the audit

UBS performance indicators

	For the year ended

	31.12.05	31.12.04

RoE (%) [1]

as reported	39.4	25.5

from continuing operations, before goodwill	27.6	26.3

Basic EPS (CHF) [2]

as reported	13.93	7.78

from continuing operations, before goodwill	9.78	8.02

Cost / income ratio of the financial businesses (%) [3,4]

as reported	70.1	73.2

before goodwill	70.1	71.4

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management International & Switzerland	68.2	42.3

Wealth Management US	26.9	18.1

Total	95.1	60.4

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, our results discussion and analysis comments on the underlying operational performance of our business, focusing on continuing operations insulated from the impact of discontinued activities and individual gain or loss items that are not relevant to our internal approach to managing the company. This helps to better assess our performance against peers and to estimate future growth potential.

Items that we would not consider as indicative of our future potential performance and are therefore not included in our management’s business planning decisions, and which are event-and UBS-specific, rather than industry-wide.
In the last two years, one such item had a significant impact on our consolidated financial statements. In fourth quarter 2005,

we sold our Private Banks & GAM unit to Julius Baer at a gain of CHF 3.7 billion after tax (pre-tax CHF 4.1 billion). The unit comprised the Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin private banks as well as specialist asset manager GAM. After the sale, we retained a stake of 20.7% in the new Julius Baer.

Up to and including 2004, we had provided comments and analysis on an adjusted basis that also excluded the amortization of goodwill and other acquired intangible assets.
With the introduction of IFRS 3, Business Combinations, at the beginning of 2005, we ceased amortizing goodwill, which had by far the largest impact on our results. In our 2005 reporting, our result and analysis commentary compares current results to the prior year on a pre-goodwill basis.

Performance against targets

For the last six years, we have consistently focused on a set of four long-term performance indicators that are valid through periods of varying market conditions and are designed to ensure that we deliver continuously improving returns to our shareholders. We have reported our performance against these indicators each quarter:
–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15–20%
–	We aim to increase shareholder value through double-digit average annual percentage growth in basic earnings per share (EPS)
–	By cost reduction and earnings enhancement initiatives, we aim to reduce UBS’s cost / income ratio to a level that compares positively with best-in-class competitors
–	We aim to achieve a clear growth trend in net new money in our wealth management units.

As we have been steadily exceeding our performance indicators for some time now, we have decided to modify three of them for 2006. Before the amortization of goodwill, our continuing operations in 2005 showed:
–	Return on equity in full-year 2005 at 27.6%, up from 26.3% in 2004. The increase was driven by higher net profit, which was partially offset by an increase in average equity levels, reflecting the growth in retained earnings. From 2006 onwards, we aim to exceed 20% over periods of fluctuating market conditions.

–	Basic earnings per share in 2005 at CHF 9.78, up 22% from CHF 8.02 a year ago, reflecting increased earnings and a slight reduction (-2%) in the average number of shares outstanding following share repurchases. Diluted earnings per share, our performance indicator from 2006 on, were at CHF 9.39 in 2005, up 23% from CHF 7.64 in 2004.
–	A cost / income ratio of our financial businesses of 70.1% in 2005, down 1.3 percentage points from 71.4% a year ago. This reflects the increase in net fee and commission income and net income from trading activities, partly offset by higher costs related to personnel – all related to the expansion of our business volumes.

Our wealth management businesses continue to gather assets rapidly in all regions. In 2005, net new money totaled CHF 95.1 billion, up 57% from CHF 60.4 billion in 2004, corresponding to an annual growth rate of 6.9% of the asset base at the end of 2004. Wealth Management International & Switzerland recorded inflows of CHF 68.2 billion, driven by further growth in our five key European markets and Asia. Our US business contributed CHF 26.9 billion in net new money, CHF 8.8 billion above 2004 levels.

Starting in 2006, we will report net new money for all financial businesses. For the whole of 2005, net new money was CHF 148.0 billion, an all-time high, and up 80% from CHF 82.2 billion a year earlier. This amounts to an annual growth rate of 7% of the asset base at the end of 2004. All the figures above exclude Private Banks & GAM.

Financial businesses results

Income statement 1

	For the year ended
CHF million, except where indicated	31.12.05	31.12.04	% change

Continuing operations

Interest income	59,286	39,228	51

Interest expense	(49,758)	(27,484)	81

Net interest income	9,528	11,744	(19)

Credit loss (expense) / recovery	375	241	56

Net interest income after credit loss expense	9,903	11,985	(17)

Net fee and commission income	21,436	18,506	16

Net trading income	7,996	4,902	63

Other income	561	578	(3)

Total operating income	39,896	35,971	11

Cash components	18,275	16,310	12

Share-based components [2]	1,628	1,396	17

Total personnel expenses	19,903	17,706	12

General and administrative expenses	6,448	6,387	1

Services to / from other business units	(14)	(20)	30

Depreciation of property and equipment	1,240	1,262	(2)

Amortization of goodwill	0	646	(100)

Amortization of other intangible assets	127	168	(24)

Total operating expenses	27,704	26,149	6

Operating profit from continuing operations before tax	12,192	9,822	24

Tax expense	2,296	2,104	9

Net profit from continuing operations	9,896	7,718	28

Discontinued operations

Profit from discontinued operations before tax	4,564	396 [3]

Tax expense	489	97	404

Net profit from discontinued operations	4,075	299

Net profit	13,971	8,017	74

Net profit attributable to minority interests	454	361	26

from continuing operations	454	361	26

from discontinued operations	0	0

Net profit attributable to UBS shareholders	13,517	7,656	77

from continuing operations	9,442	7,357	28

from discontinued operations	4,075	299

Additional information	As at
	31.12.05	31.12.04	% change from

Personnel (full-time equivalents)	69,569	67,407	3

1 Excludes results from industrial holdings.   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Includes goodwill amortization of CHF 68 million for the year ended 31 December 2004.

Results

Our 2005 result was the best ever, with all our financial businesses reporting stronger performances than a year earlier. Attributable net profit in 2005 was CHF 13,517 million, of which discontinued operations contributed CHF 4,075 million, reflecting the impact of the sale of Private Banks & GAM. Attributable profit from continuing operations was CHF 9,442 million, and there was no goodwill charge. This was up 18% from CHF 8,003 million before goodwill in 2004.

Operating income

Total operating income was CHF 39,896 million in 2005, up 11% from 2004. This was the highest level ever.
Net interest income was CHF 9,528 million in 2005, down from CHF 11,744 million in the same period a year earlier. Net trading income was CHF 7,996 million, up from CHF 4,902 million in 2004.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income).
Net income from trading activities increased by 4% to CHF 11,419 million in 2005. At CHF 3,928 million, equities trading income in 2005 was up 27% from 2004. Last year saw a large increase in derivatives and prime brokerage revenues around the globe. These gains were partially offset by lower revenues in our equity cash business. Fixed income trading revenues were down 8%, driven by declines in credit fixed income and fixed income, partially offset by increased revenues in our rates, principal finance and commercial real estate business. At CHF 1,458 million, revenues from foreign exchange trading were stable in 2005.
Net income from interest margin products increased 6% to CHF 5,355 million. This was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management collateralized lending business also grew during the year although this increase was partially offset by lower income from our shrinking Swiss recovery portfolio.
At CHF 750 million, net income from treasury and other activities in 2005 was 38% higher than in 2004. The increase reflects the benefits of the diversification of our capital base into currencies other than the Swiss franc. The higher equity base had a positive impact on treasury income as well.
In 2005, we experienced a net credit loss recovery of CHF 375 million, compared to net credit loss recovery of CHF 241 million in 2004. Releases in country allowances and provisions reflected the generally positive macro-economic environment in key emerging markets.
In 2005, net fee and commission income was CHF 21,436 million, up 16% from a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher investment fund fees and net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees.

     Other income decreased by 3% to CHF 561 million in 2005, mainly due to both lower net gains from disposal of associates and subsidiaries and from investments in property. This was partially offset by higher net gains from disposals of investment in financial assets-available-for-sale.

Operating expenses

Total operating expenses increased by 6% to CHF 27,704 million in 2005.
Personnel expenses increased by 12% to CHF 19,903 million in 2005. The rise was driven by higher performance-related compensation, reflecting better performances in all our businesses. It was also because of the 6% rise in the number of employees across the financial businesses (excluding the staff of Private Banks & GAM). For 2005, 50% of personnel expenses took the form of bonus or other variable compensation, up from 49% a year earlier. Average variable compensation per head in 2005 was 10% higher than in 2004. Salary expenses rose due to the increase in personnel over the year. Share-based components increased by 17%, due to an increase in the UBS share price and a higher proportion of stock in bonuses granted in 2005, partially offset by lower option expenses. Contractor’s expenses increased 45% from 2004, mainly related to the integration of former Perot employees into our central ITI function. The rise also reflects higher usage, mainly in our Investment Bank in support of increased business flows. Insurance and social security contributions rose by 23% in 2005, reflecting higher salary and bonus payments.
At CHF 6,448 million in 2005, general and administrative expenses increased CHF 61 million from 2004. The increase was driven by travel and entertainment expenses, and additional administration costs, reflecting higher employee levels and further increases in business activity. Marketing costs increased due to continued investment in our brand. This was partially offset by lower provisions and reduced expenses for IT outsourcing and professional fees, as well as lower rent and maintenance of machines and equipment.
Depreciation was CHF 1,240 million in 2005, down 2% from 2004. This was the lowest level ever, reflecting falling IT-related charges, partially offset by higher depreciation on real estate.
Since the beginning of 2005, goodwill stopped being amortized. Amortization of other intangible assets decreased 24% due to the reclassification of the Wealth Management US workforce to goodwill.
We incurred a tax expense of CHF 2,296 million, resulting in an effective tax rate of 18.8%, down from the full-year 2004 tax rate of 21.4% (20.1% pre-goodwill).

Personnel

The number of personnel in our financial businesses was 69,569 on 31 December 2005, up 2,162 from 67,407 on 31 December 2004. Without the impact of the sale of Private Banks & GAM, UBS would have seen an increase of 3,811 related to our growth strategy around the globe in all our key businesses, and a rise of 1,042 in Switzerland.

Global Wealth Management & Business Banking

Wealth Management International & Switzerland

In 2005, pre-tax profit, at CHF 4,161 million, was up 20% from the pre-goodwill result in 2004. This increase reflects favorable equity markets, which drove a 17% increase in revenues through higher asset-based fees, and strengthening client activity. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 15% in 2005 from 2004 (pre-goodwill), reflect our ongoing growth strategy. Personnel expenses, up 22%, rose due to the hiring of 1,462 new employees.

In 2005, net new money inflows totaled CHF 68.2 billion, up 61% from CHF 42.3 billion in 2004. This excellent performance was driven by gains in all geographical areas, especially from Asian clients, and a particularly strong CHF 21.8 billion inflow into our European wealth management business.
The gross margin on invested assets was 102 basis points in 2005, down 1 basis point from 103 basis points a year earlier, as the asset base was boosted by the strong inflows of net new money.
The level of invested assets in our European wealth management business was a record CHF 114 billion on 31 December 2005, a 39% increase compared to the CHF 82 billion a year earlier. As well as new inflows, this reflected rising equity market levels and a 15% appreciation of the US dollar against the Swiss franc.

Wealth Management US

In 2005, we reported pre-tax profit of CHF 312 million compared to CHF 29 million in 2004. Excluding acquisition costs (retention payments and goodwill amortization in 2004, goodwill funding in 2004 and 2005), profit was CHF 550 million in 2005 and CHF 571 million in 2004. This decrease mainly reflects higher litigation provisions. In US dollar terms, operational performance (excluding acquisition costs) in 2005 was 4% lower than in 2004. Operating income was up 9% in 2005, primarily driven by higher recurring fees based on higher levels of assets and rising net interest income in UBS Bank USA. This was slightly offset by lower transactional revenue.

The inflow of net new money in 2005 was a strong CHF 26.9 billion, up 49% from CHF 18.1 billion in 2004. Including interest and dividends, net new money in 2005 was CHF 45.2 billion, up from CHF 33.4 billion a year earlier. The increase in net new money was mainly due to the hiring of highly productive client advisors and inflows from ultra high net worth clients.

Business Group / Business Unit reporting

	Wealth Management						Global Wealth
	International &		Wealth		Business Banking		Management &
CHF million, except where indicated	Switzerland		Management US		Switzerland		Business Banking

For the year ended or as at	31.12.05	31.12.04	31.12.05	31.12.04	31.12.05	31.12.04	31.12.05	31.12.04

Total operating income	9,011	7,693	5,156	4,736	5,071	5,039	19,238	17,468

Total operating expenses	4,850	4,297	4,844	4,707	2,882	3,026	12,576	12,030

Business Group / Business Unit performance before tax	4,161	3,396	312	29	2,189	2,013	6,662	5,438

Net new money (CHF billion)	68.2	42.3	26.9	18.1	3.4	2.6	98.5	63.0

Invested assets (CHF billion)	982	778	752	606	153	140	1,887	1,524

Personnel (full-time equivalents)	11,555	10,093	17,034	16,969	16,023	15,508	44,612	42,570

     The gross margin on invested assets was 75 basis points in 2005, down from 77 basis points in 2004. The gross margin on invested assets before acquisition costs was 78 basis points, down from 80 basis points in 2004. The increase in average invested asset levels outpaced the gain in revenues following a decrease in transactional revenues over the year.

The cost / income ratio before acquisition costs was 89.7% for 2005, compared to 88.3% in 2004. The increase in the cost / income ratio reflects higher expenses associated with litigation provisions and personnel expenses, partially offset by a rise in revenues due to higher recurring income.

Business Banking Switzerland

Pre-tax profit in 2005, at a record level of CHF 2,189 million, was CHF 176 million or 9% higher than the result achieved in 2004. It was achieved despite a CHF 115 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base, with a credit loss recovery of CHF 122 million reflecting the structural improvement in our loan portfolio in recent years. During the course of 2005, we transferred CHF 8.6 billion of invested assets from the Business Banking Switzerland unit to Wealth Management International & Switzerland, reflecting the systematic development of client relationships.

Net new money was CHF 3.4 billion in 2005, CHF 0.8 billion higher than the inflow of CHF 2.6 billion in 2004.
The cost / income ratio was 58.2%, 1.6 percentage points below the ratio of 59.8% in 2004, mainly because of tight cost control.
Business Banking Switzerland’s loan portfolio was CHF 141.3 billion on 31 December 2005, up CHF 4.2 billion from the previous year. An increase in volumes of private client mortgages and higher credit demand from corporate clients was partially offset by a further reduction in the recovery portfolio.
Facts & figures on Wealth Management
–	We have more than 140 years of experience in wealth management. With CHF 1,734 billion in invested assets, we are the largest wealth manager in the world
–	Our international and Swiss wealth management business has CHF 982 billion in invested assets and employs more than 4,100 client advisors. In the US, we are one of the leading wealth management firms with invested assets of CHF 752 billion and over 7,500 financial advisors
–	Our client advisors combine strong personal relationships with the resources that are available from across UBS, helping them provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking
–	Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines

Facts & figures on Business Banking Switzerland
–	We are the market leader in Switzerland, providing a complete set of banking and securities services for individual and corporate clients
–	We serve around 2.6 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships
–	We also service around 136,500 corporate clients, including institutional investors, public entities and foundations based in Switzerland
–	Our 1,260 automated teller machines (ATMs) and 301 branches across Switzerland provide a network that is wider than that of any of our domestic competitors

Global Asset Management

We had a very strong full-year result in 2005. Pre-tax profit was CHF 1,057 million, an increase of 55% from the 2004 pre-tax profit (before goodwill) of CHF 681 million. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows and rising financial markets that resulted in higher asset valuations and improved margins. In addition, performance fees, particularly in alternative and quantitative investments, increased. This was only partially offset by a slight rise in operating expenses, mainly due to higher personnel expenses, which followed business growth.

Pre-goodwill, the cost / income ratio decreased to 57.5%, down 8.8 percentage points from 2004.

     Total net new money inflows in 2005 were CHF 49.5 billion, up an impressive 158% from CHF 19.2 billion in 2004, when the wholesale business was affected by the last major transfers of client funds to UBS Bank USA. In the institutional business, inflows increased into traditional investments but decreased in alternative and quantitative investments.

Invested assets for the Business Group totaled CHF 765 billion on 31 December 2005, up from CHF 601 billion at the end of 2004. The gross margin in our institutional business was 34 basis points, slightly above the 32 basis points in full-year 2004. In our wholesale intermediary business, the gross margin was 40 basis points, up 4 basis points from a year earlier, reflecting shifts into higher margin asset classes.

Business Group reporting

	For the year ended or as at
CHF million, except where indicated	31.12.05	31.12.04

Total operating income	2,487	2,022

Total operating expenses	1,430	1,470

Business Group performance before tax	1,057	552

Net new money – institutional (CHF billion)	21.3	23.7

of which: money market funds – institutional (CHF billion)	(3.0)	(1.2)

Invested assets – institutional (CHF billion)	441	344

of which: money market funds – institutional (CHF billion)	16	17

Net new money – wholesale intermediary (CHF billion)	28.2	(4.5)

of which: money market funds – wholesale intermediary (CHF billion)	(9.7)	(20.6)

Invested assets – wholesale intermediary (CHF billion)	324	257

of which: money market funds – wholesale intermediary (CHF billion)	62	64

Personnel (full-time equivalents)	2,861	2,665

Facts & figures on Global Asset Management
–	We aim to deliver superior investment performance to clients through the management of their investments, across and within all major asset classes and through a number of investment approaches
–	We have around 3,000 employees located in 20 countries. Our main offices are in Chicago, Frankfurt, Hong Kong, London, New York, Sydney, Tokyo and Zurich

Investment Bank

2005 was our most profitable year since 2000. Pre-tax profit was CHF 5,181 million, up 12% from 2004. Before goodwill, pre-tax profit was up 6%. The result was driven by strong revenues in investment banking and in equities, reflecting our successful expansion in significant growth areas such as M&A, equity derivatives and prime brokerage. At the same time, costs increased as our business continued to expand.

Total operating income in 2005 was CHF 17,484 million, up 9% from CHF 16,083 million a year earlier.
Equities revenues were up 18% from 2004. Significant drivers of the increase were the derivatives business in the Asia Pacific region and in Europe as well as in prime brokerage where we saw an impressive revenue gain in the US. Our proprietary and our equity-linked businesses contributed slightly lower returns than the previous year.
Fixed income, rates and currencies revenues were down 4% from a year earlier. Revenues in the rates business were up against the prior year as a result of rising revenues in energy trading and derivatives. Credit fixed income saw lower revenues in structured credit as well as in the high-yield sector and in the foreign exchange and cash and collateral trading business. Credit default swaps hedging loan exposures recorded gains of CHF 103 million compared to losses of CHF 62 million a year earlier.

Investment banking revenues increased 31% from a year earlier. This reflected growth in each region. Revenues in the capital markets business rose as well on improved market conditions and our strengthened competitive position.
Higher personnel costs and increased allocated costs prompted total operating expenses in 2005 to rise to CHF 12,303 million, a 7% increase from CHF 11,473 million a year earlier.
Personnel expenses increased 14% from a year earlier, reflecting an increase in the bonus accrual and additional salary payments due to higher staff levels. General and administrative expenses were down 13% from 2004’s CHF 2,538 million. Lower provisions were partially offset by an increase in IT and other outsourcing costs.
The full-year compensation ratio, at 53%, rose two percentage points between 2005 and 2004. This reflects higher performance-related compensation and increased levels of staff.

Business Group reporting

	For the year ended or as at
CHF million, except where indicated	31.12.05	31.12.04

Total operating income	17,484	16,083

Total operating expenses	12,303	11,473

Business Group performance before tax	5,181	4,610

Personnel (full-time equivalents)	18,174	16,970

Facts & figures on the Investment Bank
–	We are one of the world’s leading firms in the investment banking and securities business, providing a full spectrum of services to corporate and institutional clients, governments and financial intermediaries
–	Our headquarters are in London and New York. We employ roughly 18,200 people in 34 countries around the world, with our business run on a global basis and organized into the three distinct areas of equities; fixed income rates and currencies; and investment banking
–	With one in nine shares traded globally handled by UBS, we are a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products. We are a member of 108 stock exchanges
–	Our fixed income, rates and currencies business delivers a broad range of products and solutions to corporate and institutional clients in all major markets
–	In investment banking, we provide first-class advice and execution capabilities to global corporate, financial sponsor and hedge fund clients. Our services include advising on mergers and acquisitions, strategic reviews and corporate restructuring solutions

Industrial Holdings

On 31 December 2005, the Industrial Holdings segment was made up by UBS’s private equity investments and Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group, a European energy provider.

In late September 2005, UBS signed agreements to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF).
At the end of February the European Commission and the Swiss Competition Commission have cleared the acquisition of the participation held by UBS. At the date of the print order of this annual report (8 March 2006), the transaction is expected to be completed as soon as all contractual conditions have been met and the boards of the buyers have passed the appropriate resolutions.
In first quarter 2005, our private equity investments, formerly within the Investment Bank, were moved to the Industrial Holdings segment. This represents a further step in our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. It also adds transparency to our accounts as it helps us more clearly separate our core financial businesses from the stakes held in industrial holdings.

In 2005, the Industrial Holdings segment reported a net profit of CHF 719 million, of which CHF 512 million was attributable to UBS shareholders. It completed the sale of four fully consolidated investments.
In 2005, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 684 million. The level of financial investments available-for-sale fell to CHF 0.7 billion on 31 December 2005 from CHF 1.2 billion a year earlier due to a number of exits, which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 1.0 billion in 2005 from CHF 1.7 billion in 2004. Unfunded commitments on 31 December 2005 were CHF 367 million, down from CHF 769 million at the end of December 2004, primarily due to the exit from one investment.

Sources of information

This Annual Review 2005 is available in English, German, French, Italian, Spanish and Japanese. (SAP No. 80530-0601).

The Handbook 2005/2006 contains a detailed description of UBS, our strategy, organization, employees, and businesses as well as our financial management including credit, market and operational risk, our capital management approach, and details of our corporate governance. It is available in English and German. (SAP No. 80532-0601).

The Financial Report 2005 contains our audited financial statements for the year 2005 and related detailed analysis. It is available in English and German. (SAP No. 80531-0601).

Quarterly reports: We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Our compensation report provides detailed information on the compensation paid in 2005 to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). It is available in English and German. (SAP No. 82307-0601). The same information can also be read in the Corporate Governance chapter of the Handbook 2005/2006.

The making of UBS: Our “The making of UBS” brochure outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252)

How to order reports

Each of these reports is available in a PDF format on the internet at www.ubs.com/investors in the Reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website: Our Analysts and Investors website at www.ubs.com/ investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in English and German, with some sections in French and Italian.

Form 20-F and other submissions to
the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is Form 20-F; our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2005/2006 or to parts of the Financial Report 2005. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS. UBS AG is incorporated and domiciled in Switzerland and operates under

Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.

The addresses and phone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, phone +41-44-234 11 11;

and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 20 20.

UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	Matthew Miller	+41-44-234 4360	Investor Relations

	Caroline Ryton	+41-44-234 2281	P.O. Box

	Reginald Cash	+1-212-882 5734	CH-8098 Zurich, Switzerland

	Nina Hoppe	+41-44-234 4307	sh-investorrelations@ubs.com

	Fax	+41-44-234 3415

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong. www.ubs.com/media	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of The Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share-related queries in the US. www.melloninvestor.com	Calls from the US	866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German, French, Italian, Spanish | SAP-No. 80530E-0601

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 1.	☐	☐	☐	Item 4.1.2.	☐	☐	☐	Item 4.4.	☐	☐	☐	Item 5.4.	☐	☐	☐

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 2.	☐	☐	☐	Item 4.2.1.	☐	☐	☐	Item 5.1.	☐	☐	☐	Item 5.5.1.	☐	☐	☐

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 3.	☐	☐	☐	Item 4.2.2.	☐	☐	☐	Item 5.2.	☐	☐	☐	Item 5.5.2.	☐	☐	☐

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Item 4.1.1.	☐	☐	☐	Item 4.3.	☐	☐	☐	Item 5.3.	☐	☐	☐	Item 6.	☐	☐	☐

Signature	Date	Signature	Date

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

Ù FOLD AND DETACH HERE Ù
AGENDA

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2005 Reports of the Group and Statutory Auditors	4.2. 4.2.1. 4.2.2.	Election of new Board Members Gabrielle Kaufmann-Kohler Joerg Wolle	5.3.	One-time Payout in the Form of a Par Value Repayment
2.	Appropriation of Retained Earnings Dividend for Financial Year 2005	4.3.	Election of the Group and Statutory Auditors	5.4. 5.5.	Share Split Amendments to the Articles of Association
3.	Discharge of the Members of the Board of Directors and the Group Executive Board	4.4.	Election of the Special Auditors	5.5.1.	Amendments to Article 4 para.1 and Article 4a of the Articles of Association
4.	Elections	5.	Capital Reduction, Share Buyback Program, Par Value Repayment and Share Split	5.5.2.	Reduction of the Threshold Value for Agenda Item Requests (Article 12 para. 1 of the Articles of Association)
4.1.	Re-election of Board Members	5.1.	Cancellation of Shares Repurchased under the 2005/2006 Share Buyback Program	6.	Creation of Conditional Capital, Approval of Article 4a para. 2 of the Articles of Association
4.1.1.	Rolf A. Meyer	5.2.	Approval of New Share Buyback Program for 2006/2007
4.1.2.	Ernesto Bertarelli

Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 04:30 PM Eastern Time 12 April 2006.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner
as if you marked, signed and returned your proxy card.

Internet
http://www.proxyvoting.com/ubs
Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR
Telephone
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

OR
Mail

Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

Dear Shareholder
We would like to invite you to the Annual General Meeting of Shareholders to be held at St. Jakobshalle, Basel, on 19 April 2006, 2:30 p.m. (doors open 1:30 p.m.). Various items are proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of Shareholders of UBS AG.
Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.
Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 12 April 2006 to:
UBS AG
c/o Mellon Investor Services LLC, P.O. Box 3510, South Hackensack, NJ 07606-9210
If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.
Sincerely,
UBS AG

Voting recommendation
 The UBS Board of Directors recommends that all items on the agenda be approved.
Voting instructions in case of ad-hoc motions
 In case of ad-hoc shareholders’ motions during the Annual General Meeting, I/we authorize my/our proxy to act as follows:
   ☐ Vote in accordance with the Board of Directors
   ☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

Ù FOLD AND DETACH HERE Ù

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: March 23, 2006